Exhibit (a)(1)(A)
THE SOUTH FINANCIAL GROUP, INC.
Offer to Exchange
Shares of Common Stock
For Any and All Outstanding Shares of
10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-V
(CUSIP No. 837841204)
10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-NV
(CUSIP No. 837841303)
10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-V
(CUSIP No. 837841402)
10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-NV
(CUSIP No. 837841501)

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 18, 2009, UNLESS WE EXTEND THE OFFER (SUCH DATE AND TIME, AS THE OFFER MAY BE EXTENDED, THE “EXPIRATION DATE”). TENDERS MAY NOT BE WITHDRAWN AFTER THE SHARES OF PREFERRED STOCK HAVE BEEN ACCEPTED FOR EXCHANGE.
     We are offering to exchange (the “Exchange Offer”), upon the terms and subject to the conditions set forth in this Offer to Exchange and in the related letter of transmittal, shares of our common stock for any and all validly tendered and accepted shares of our outstanding 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-V, 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-NV, 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-V and 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-NV. In this Offer to Exchange, we refer to the 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-V, 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-NV, 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-V and 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-NV, collectively as the “Preferred Stock.”
     As of August 17, 2009, there were 18,800 shares of Series 2008ND-V, 67,006 shares of Series 2008ND-NV, 2,248 shares of Series 2008D-V and 7,472 shares of Series 2008D-NV Mandatory Convertible Preferred Stock outstanding.
     The number of shares of our common stock to be exchanged for each share of Preferred Stock (which we refer to as the “Exchange Ratio”) will be fixed at 4:30 p.m., New York City time, on the second trading day immediately preceding the Expiration Date, which we refer to as the “Pricing Date,” and will equal the sum of (i) 153.846 shares of common stock and (ii) $131.25 divided by the volume weighted average price of the shares of common stock, as further described herein, and announced prior to 9:00 a.m., New York City time, on the immediately succeeding trading day (which we currently expect to be on September 17, 2009, unless the Expiration Date is extended). The Exchange Ratio will be subject to a maximum of 241.346 shares of common stock. The Exchange Offer will not be subject to proration and is not conditioned on any minimum number of shares being tendered.
     As of August 17, 2009, there were 170,434,029 shares of our common stock issued and outstanding out of a total of 200,000,000 authorized by our Amended and Restated Articles of Incorporation. The maximum number of shares of common stock issuable in this Exchange Offer is 23,054,818, which together with the current outstanding shares of common stock and the shares that have been previously reserved for issuance pursuant to various employee benefit plans and the warrant issued to the U.S. Treasury in connection with our participation in the Capital Purchase Program, among other transactions, would exceed the number of shares we are currently authorized to issue. On September 11, 2009, we are holding a special meeting of shareholders to seek, among other things, the approval of an amendment to our Amended and Restated Articles of Incorporation to increase the number of shares of common stock authorized thereunder from 200,000,000 to 325,000,000 by two-thirds of the votes entitled to be cast thereon (the “Shareholder Approval”). If we fail to obtain the Shareholder Approval, we will not have sufficient shares to complete the Exchange Offer and we will not be able to complete the Exchange Offer.
     The Exchange Offer will expire at 5:00 p.m., New York City time, on September 18, 2009, unless we extend it or terminate it earlier. You may withdraw shares of Preferred Stock that you tender at any time before the Exchange Offer expires. In addition, you may withdraw any tendered shares of Preferred Stock if we have not accepted them for payment within 40 business days from August 20, 2009, the date of the commencement of the Exchange Offer.
     The Exchange Offer is subject to the conditions described in “The Exchange Offer—Conditions to the Exchange Offer.” We reserve the right to extend or terminate the Exchange Offer if any condition of the Exchange Offer is not satisfied and otherwise to amend the Exchange Offer in any respect.
     The Preferred Stock is not listed on any national securities exchange. Our common stock is listed on the Nasdaq Global Select Market under the symbol “TSFG.” On August 17, 2009, the last reported sale price of our common stock was $1.84 per share. We will submit a notification of listing of additional shares to the Nasdaq Global Select Market regarding the shares of our common stock to be issued in the Exchange Offer. Our obligation to purchase shares of Preferred Stock in the Exchange Offer is not subject to any minimum tender condition.
     We urge you to carefully read the “Risk Factors” section beginning on page 17 before you make any decision regarding the Exchange Offer.
     You must make your own decision whether to tender any shares of Preferred Stock in the Exchange Offer and, if so, the number of shares of Preferred Stock to tender. We do not make any recommendation as to whether holders of outstanding shares of Preferred Stock should tender their shares of Preferred Stock for exchange in the Exchange Offer.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being offered in this Exchange Offer, or determined if this Offer to Exchange is truthful or complete. Any representation to the contrary is a criminal offense.
THE DATE OF THIS OFFER TO EXCHANGE IS AUGUST 20, 2009.
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NOTICE TO INVESTORS
     We are relying on Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), to exempt the Exchange Offer from the registration requirements of the Securities Act. We are also relying on Section 18(b)(4)(C) of the Securities Act to exempt the Exchange Offer from the registration and qualification requirements of state securities laws. We have no contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting tenders in the Exchange Offer. In addition, neither our financial advisor nor any broker, dealer, salesperson, agent or any other person is engaged or authorized to express any statement, opinion, recommendation or judgment with respect to the relative merits and risks of the Exchange Offer.
     NONE OF THE EXCHANGE AGENT, THE INFORMATION AGENT OR ANY OF THEIR RESPECTIVE AFFILIATES MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS OF PREFERRED STOCK SHOULD EXCHANGE PREFERRED STOCK FOR THE OFFER CONSIDERATION IN THE OFFER.
     This Offer to Exchange has been prepared by us solely for use in connection with the proposed offer described herein. The information contained in this Offer to Exchange is as of the date of this Offer to Exchange only and is subject to change, completion or amendment without notice. Neither the delivery of this Offer to Exchange at any time, nor the offer, exchange, sale or delivery of any security shall, under any circumstances, create any implication that there has been no change in the information set forth in this Offer to Exchange or in our affairs since the date of this Offer to Exchange.
     No person is authorized in connection with this offer to give any information or to make any representation not contained in this Offer to Exchange, and, if given or made, such other information or representation must not be relied upon as having been authorized by us or any of our representatives. None of the Securities and Exchange Commission (the “SEC”), any other securities commission or any other regulatory authority has approved or disapproved the offer or the offer consideration nor have any of the foregoing authorities passed upon or endorsed the merits of this offer or the accuracy or adequacy of this Offer to Exchange. Any representation to the contrary may be a criminal offense in the United States.
     The offer is being made on the basis of this Offer to Exchange and is subject to the terms described herein. Any decision to participate in the offer must be based on the information contained in this document or specifically incorporated by reference herein. In making the decision to exchange, holders must rely on their own examination of us, the common stock issued in connection with the offer and the terms of the offer, including the merits and risks involved. Holders should not construe anything in this Offer to Exchange as legal, business or tax advice. Each holder should consult its advisors as needed to make its investment decision and to determine whether it is legally permitted to participate in the offer under applicable legal investment or similar laws or regulations.
     Each holder must comply with all applicable laws and regulations in force in any jurisdiction in which it participates in the offer or possesses or distributes this Offer to Exchange and must obtain any consent, approval or permission required by it for participation in the offer under the laws and regulations in force in any jurisdiction to which it is subject, and neither we nor any of our respective representatives shall have any responsibility therefor.
     We reserve the right in our reasonable judgment to amend or modify the offer at any time, and we reserve the right in our reasonable judgment to withdraw the offer or reject any tender, in whole or in part, if any condition to the Exchange Offer is not met.
     This Offer to Exchange contains summaries with respect to certain documents, but reference is made to the actual documents for complete information. All of those summaries are qualified in their entirety by this reference. Copies of documents referred to herein will be made available to holders upon request to The South Financial Group, Inc. (“TSFG”).
     Notwithstanding anything herein to the contrary, investors may disclose to any person, without limitation of any kind, the tax treatment and tax structure of the offer.

NOTICE TO NEW HAMPSHIRE RESIDENTS
     NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE UNIFORM SECURITIES ACT, 1955, AS AMENDED, WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

     The restrictions set out below apply to persons in the specified countries. There may be additional restrictions that apply in other countries. Non-U.S. shareholders should consult their advisors in considering whether they may participate in the offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the common stock that may apply in their home countries. See “The Exchange Offer—Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions.” None of TSFG, the Exchange Agent or the Information Agent can provide any assurance about whether such limitations may exist.
     Austria. No prospectus has been or will be approved and/or published pursuant to the Austrian Capital Markets Act (Kapitalmarktgesetz), as amended. Neither this document nor any other document connected therewith constitutes a prospectus according to the Austrian Capital Markets Act, and neither this document nor any other document connected therewith may be distributed, passed on or disclosed to any other person in Austria. No steps may be taken that would constitute a public offering of common stock in Austria, and the offer may not be advertised in Austria.
     Belgium. The offer is exclusively conducted in Belgium under applicable private placement exemptions and has, therefore, not been and will not be notified to, and the Offer to Exchange or any other offering material has not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen). Accordingly, the offer may not be advertised and the offer will not be extended and no memorandum, information circular, brochure or any similar document has or will be distributed, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (as amended from time to time). This Offer to Exchange has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the offer. Accordingly, the information contained herein may not be used for any other purpose nor disclosed to any other person in Belgium.
     Bermuda. The offer is private and not intended for the public. This Offer to Exchange has not been approved by the Bermuda Monetary Authority or the Registrar of Companies in Bermuda. Any representation to the contrary, express or implied, is prohibited.
     Cayman Islands. No invitation whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for the common stock as TSFG is not listed on the Cayman Islands Stock Exchange.

     Denmark. This Offer to Exchange has not been and will not be filed with or approved by the Danish Financial Supervisory Authority or any other regulatory authority in the Kingdom of Denmark. The common stock has not been offered or sold and may not be offered, sold or delivered directly or indirectly in Denmark, unless in compliance with Chapters 6 or 12 of the Danish Act on Trading in Securities and executive orders issued pursuant thereto as amended from time to time. Accordingly, this Offer to Exchange may not be made available nor may the common stock otherwise be marketed and offered for sale in Denmark other than in circumstances which are deemed not to be a marketing or an offer to the public in Denmark.
     European Union. This Offer to Exchange has been prepared on the basis that the offer will only be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the European Economic Area (“EEA”), from the requirement to produce a prospectus for the offer. Accordingly, any person making or intending to make the offer within the EEA should only do so in circumstances in which no obligation arises for TSFG to produce a prospectus for such offer. TSFG has not authorized, nor does it authorize, the making of the offer through any financial intermediary. The “Prospectus Directive” as used herein means Directive 2003/71/EC of the European Parliament and Council.
     France. No prospectus or Offer to Exchange (including any amendment or supplement thereto or replacement thereof) has been prepared in connection with the offer that has been submitted for clearance to or approved by the Autorité des marchés financiers; no common stock has been offered or sold nor will any common stock be offered or sold, directly or indirectly, to the public in France; neither a prospectus, the Offer to Exchange nor any other offering material relating to the common stock has been distributed or caused to be distributed, and a prospectus, the Offer to Exchange and any other offering material relating to the common stock will not be distributed or caused to be distributed to the public in France; such offer, sales and distributions have been and shall only be made in France to (i) persons providing investment services relating to portfolio management for the account of third parties and/or (ii) qualified investors (investisseurs qualifiés) acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the Code monétaire et financier.
     Germany. Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz (the “WpPG”)), which implements the Prospectus Directive in Germany, and any other applicable laws in the Federal Republic of Germany. The offer and solicitation of securities to the public in Germany requires the prior publication (with specific requirements for a publication being set out in the WpPG) of a prospectus drawn up in accordance with the Prospectus Directive and the WpPG (a “PD-compliant Prospectus”) approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht (the “BaFin”)) or the notification of a PD-compliant Prospectus approved by another competent authority in the EEA in accordance with Art. 17 and Art. 18 of the Prospectus Directive. This Offer to Exchange does not constitute a PD-compliant Prospectus and has not been and will not be submitted for approval to the BaFin. It may not be supplied to the public in Germany or used in connection with any offer for subscription of common stock to the public, any public marketing of common stock or any public solicitation for offer to subscribe for or otherwise acquire common stock in Germany. This Offer to Exchange is personally addressed only to a limited number of persons in Germany who are qualified investors, as defined in the WpPG, is strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.
     Greece. No prospectus subject to the approval of the Hellenic Capital Markets Commission or another EU equivalent authority has been prepared in connection with the offer. The common stock may not be offered or sold, directly or indirectly, to the public in Greece and neither this Offer to Exchange nor any other offering material or information contained herein relating to the common stock may be released, issued or distributed to the public in Greece or used in connection with any offering in respect of the common stock to the public in Greece. The common stock may exclusively be offered to qualified investors acting for their own account as defined under article 2(1)(στ) of Greek Law 3401/2005 and the Prospectus Directive and/or under circumstances where the offer of the common stock is allowed without prior publication of a prospectus and/or where the offer of the common stock is exempted from the publication of a prospectus according to Greek Law 3401/005 and/or the Prospectus Directive. The offer does not constitute a solicitation by anyone not authorised to so act and this Offer to Exchange may not be used for or in connection with the offer to solicit anyone to whom it is unlawful under Greek laws to make such offer in the context of article 10 of Greek law 876/1979.

     Hong Kong. The common stock may not be offered or sold in Hong Kong, by means of this Offer to Exchange or any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to common stock, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) will be issued other than with respect to the common stock which is or is intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
     Israel. In the State of Israel this Offer to Exchange shall not be regarded as an offer to the public to purchase the common stock under the Israeli Securities Law 5728 – 1968 (the “ISL”), which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the ISL, including, among others, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) if the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the ISL, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in respect to counting the Addressed Investors. Qualified Investors may have to submit written evidence that they meet the definitions set out in the First Addendum to the ISL. Addressed Investors may have to submit written evidence in respect of their identities. TSFG has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the ISL. TSFG has not and will not distribute this Offer to Exchange or make, distribute or direct an offer to subscribe for the common stock to any person within the State of Israel, other than to Qualified Investors and Addressed Investors.
     Italy. The offer is not being made in the Republic of Italy and the Offer to Exchange has not been submitted to the clearance procedure of the Commissione Nazionale per le Societa e la Borsa (CONSOB) and/or the Bank of Italy pursuant to Italian laws and regulations. Accordingly, holders of Preferred Stock are hereby notified that, to the extent such holders are Italian residents or persons located in the Republic of Italy, the offer is not available to them and they may not submit for exchange the Preferred Stock in the offer nor may the common stock issued in connection with the offer be offered, sold or delivered in the Republic of Italy and, as such, any acceptances received from such persons shall be ineffective and void, and neither the Note D’Information nor any other offering material relating to the offer, the Preferred Stock or the common stock issued in connection with the offer may be distributed or made available in the Republic of Italy.
     Japan. The common stock has not been registered under the Securities and Exchange Law of Japan. The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.
     Portugal. This Offer to Exchange has not been nor will it be subject to the approval of the Portuguese Securities Market Commission (the “CMVM”). No approval action has been or will be requested from the CMVM that would permit a public offering of any of the common stock referred to in this Offer to Exchange; therefore the same cannot be offered to the public in Portugal. Accordingly, no common stock may be offered, sold or delivered except in circumstances that will result in compliance with any applicable laws and regulations. In particular, this Offer to Exchange and the offer of common stock are only intended for qualified investors within the meaning of Article 30 of the Portuguese Securities Code (Código dos Valores Mobiliários).
     Singapore. The offer of common stock is made only to and directed at, and the common stock is only available to, persons in Singapore who are existing holders of the Preferred Stock previously issued by TSFG. This Offer to Exchange has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Offer to Exchange and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) existing holders of Preferred Stock or (ii) pursuant to, and in accordance with, the conditions of an exemption under any provision of Subdivision (4) of Division 1 of Part XIII of the Securities and Futures Act, Chapter 289 of Singapore.

     Switzerland. The common stock may not be publicly offered, sold or advertised, directly or indirectly, in or from Switzerland. Neither this Offer to Exchange nor any other offering or marketing material relating to TSFG or the common stock constitutes a prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations (Schweizerisches Obligationenrecht), and neither this document nor any other offering material relating to TSFG or the common stock may be publicly distributed or otherwise made publicly available in Switzerland.
     United Kingdom. This communication is only directed at persons who (i) are outside the United Kingdom or (ii) are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”) or (iii) are high net worth entities or other persons to whom it may lawfully be communicated falling within Article 49(2)(a) to (e) of the Financial Promotion Order, or (iv) fall within Article 43 of the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.
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QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER
     These answers to questions that you may have as a holder of shares of our Preferred Stock, as well as the summary that follows, highlight selected information included elsewhere or incorporated by reference in this Offer to Exchange. To fully understand the Exchange Offer and the other considerations that may be important to your decision about whether to participate in the Exchange Offer, you should carefully read this Offer to Exchange in its entirety, including the section entitled “Risk Factors,” as well as the information incorporated by reference in this Offer to Exchange. For further information regarding The South Financial Group, Inc., see the section of this Offer to Exchange entitled “Where You Can Find More Information.”
     Except as otherwise specified, the words “TSFG,” the “Company,” “we,” “our,” “ours,” and “us” refer to The South Financial Group, Inc. and its subsidiaries. In this Offer to Exchange, we refer to the 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-V, 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-NV, 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-V and 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-NV collectively as the “Preferred Stock.”
Why are we making the Exchange Offer?
     We are making the Exchange Offer because we believe that the Exchange Offer, if completed, will improve our capital structure by reducing our future Preferred Stock dividends and increasing our Tier 1 common equity and ratio of tangible common equity to tangible assets. See “Summary – Recent Developments – Capital Plan.”
How many shares of Preferred Stock are being sought in the Exchange Offer?
     We are offering to exchange any and all outstanding shares of the Preferred Stock that are validly tendered and accepted. As of August 17, 2009, there were 18,800 shares of Series 2008ND-V, 67,006 shares of Series 2008ND-NV, 2,248 shares of Series 2008D-V and 7,472 shares of Series 2008D-NV Mandatory Convertible Preferred Stock outstanding. The Exchange Offer is not conditioned on a valid tender of a minimum number of shares or a minimum amount of Preferred Stock.
What will I receive in the Exchange Offer if I validly tender shares of Preferred Stock and they are accepted?
     For each share of Preferred Stock that we accept in the Exchange Offer, you will receive a number of shares of common stock equal to the Exchange Ratio, upon the terms and subject to the conditions set forth in this Offer to Exchange and the related letter of transmittal, which we refer to as the “Letter of Transmittal.” The Exchange Ratio will be calculated at 4:30 p.m., New York City time, on the second trading day immediately preceding the Expiration Date, as such date may be extended, which we refer to as the “Pricing Date,” as the sum of:
•	153.846 shares of our common stock; plus

•	a number of shares of our common stock equal to $131.25 divided by the Volume Weighted Average Price, subject to a maximum Exchange Ratio of 241.346 shares of common stock per share of Preferred Stock. The Exchange Ratio will be rounded to the nearest third decimal place.
     For purposes of these calculations, “Volume Weighted Average Price” means the arithmetic mean of the daily volume-weighted average per share price of our common stock for each trading day in the five consecutive trading day period ending on and including the Pricing Date. We refer to this five consecutive trading day period as the “Pricing Period.” The daily volume-weighted average price shall equal the daily volume-weighted average price for our common stock on the Nasdaq in respect of the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading at the Nasdaq) and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading at the Nasdaq), as displayed under the heading Bloomberg VWAP on Bloomberg Page TSFG <equity>VWAP (or its equivalent successor page if such page is not available) or, if such volume-weighted average price is unavailable, the market price of one of our shares of common stock on such trading day determined, using a volume-weighted average method, by a nationally recognized investment banking firm retained by us for that purpose. The Volume Weighted Average Price will be rounded to the nearest whole cent.
     The Preferred Stock is not listed on any national securities exchange. Our common stock is listed on the Nasdaq Global Select Market under the symbol “TSFG.” On August 17, 2009, the last reported sale price of our common stock was $1.84 per share. We will submit a notification of listing of additional shares to the Nasdaq Global Select Market regarding the shares of our common stock to be issued in the Exchange Offer.
When will I know the Exchange Ratio for the Exchange Offer?
     We will calculate the Exchange Ratio on the Pricing Date and will announce it in a press release issued prior to 9:00 a.m., New York City time, on the immediately succeeding trading day (currently expected to be September 17, 2009, unless the Expiration Date is extended), which we refer to as the “Announcement Date.”
     The press release announcing the Exchange Ratio will also be filed as an exhibit to an amendment to the Schedule TO that we have filed with the Securities and Exchange Commission relating to the Exchange Offer. In addition, from the commencement of the Exchange Offer, you will know the maximum Exchange Ratio. You can also obtain relevant information with respect to the Exchange Ratio on a daily basis during the Pricing Period as well as the final Exchange Ratio, after its determination on the Pricing Date, by calling the Information Agent at the toll-free number provided on the back cover of this Offer to Exchange. See “The Exchange Offer—Exchange Ratio.”
Will I have an opportunity to tender my Preferred Stock in the Exchange Offer, or withdraw previously tendered shares of Preferred Stock, after the determination of the Exchange Ratio?
     Yes. Since the Exchange Ratio will be calculated and announced by us prior to 9:00 a.m., New York City time, on the Announcement Date, which we currently expect to be September 17, 2009, and the Exchange Offer will not expire earlier than 5:00 p.m., New York City time, on September 18, 2009, you will have a minimum of two trading days after we announce the Exchange Ratio to tender your shares of Preferred Stock in the Exchange Offer or to withdraw your previously tendered shares of Preferred Stock. See “The Exchange Offer—Exchange Ratio” and “The Exchange Offer—Withdrawal of Tenders.”
How will fluctuations in the trading price of our common stock affect the consideration offered to holders of shares of Preferred Stock?
     We are offering to exchange shares of our common stock for any and all shares of validly tendered Preferred Stock. Pursuant to the terms of the offer, the Exchange Ratio is subject to a maximum of 241.346 shares of common stock per share of Preferred Stock. If the market price of our common stock declines, the value of the fixed portion of the shares of common stock you will receive in exchange for your shares of Preferred Stock will decline; however, the number of shares of common stock having a value equivalent to $131.25 will increase, and you will therefore receive a greater number of shares of common stock in total subject to the maximum Exchange Ratio. The trading value of our common stock could fluctuate depending upon any number of factors, including those specific to us and those that influence the trading prices of equity securities generally.
How does the consideration I will receive if I tender my shares of Preferred Stock compare to the payments I will receive on the shares of Preferred Stock if I do not tender?
     For each share of Preferred Stock validly tendered and accepted you will receive a number of shares of common stock equal to (i) 153.846 shares of common stock plus (ii) a number of shares of common stock equal to $131.25 divided by the Volume Weighted Average Price of the shares of common stock. You will also be entitled to receive cash dividends on our common stock when, as and if declared by our board of directors on or after the closing date of the Exchange Offer. The payment of future cash dividends on common stock will depend upon, among other things, our financial condition, funds from operations, the level of our capital and development expenditures, our future business prospects and any contractual restrictions. On December 5, 2008, the Company entered into a Letter Agreement (the “Purchase Agreement”) with the United States Department of the Treasury (the

“Treasury Department”) under the Capital Purchase Program, pursuant to which the Company agreed to issue 347,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series 2008-T (the “Series T Preferred Stock”), having a liquidation amount per share equal to $1,000, for a total price of $347 million. The Series T Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. Prior to December 5, 2011, unless TSFG has redeemed the Series T Preferred Stock issued to the Treasury Department or the Treasury Department has transferred the Series T Preferred Stock to a third party, the consent of the Treasury Department will be required for the Company to (1) declare or pay any dividend or make any distribution on its common stock (other than regular quarterly cash dividends of not more than $0.01 per share of common stock) or (2) redeem, purchase or acquire any shares of its common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Purchase Agreement. In addition, the Company’s ability to declare or pay dividends or repurchase its common stock or other equity or capital securities will be subject to restrictions if it fails to declare and pay (or set aside for payment) full dividends on the Series T Preferred Stock. For more information regarding restrictions on our ability to pay dividends on our common stock, see “Risk Factors—Risks Related to the Exchange Offer— The common stock is equity and therefore is subordinate to our indebtedness and preferred stock, and our ability to declare dividends on our common stock may be limited.”
     If you do not participate in the Exchange Offer, you will continue to hold shares of Preferred Stock, which are convertible at any time by the holder and, under certain circumstances, by us, at a conversion rate that is currently approximately 153.846 shares of common stock per share of Preferred Stock, subject to adjustment, and which will automatically convert into shares of common stock as described below. See “Description of the Preferred Stock.” Additionally, you will continue to receive, on a non-cumulative basis, when, as and if declared by our board of directors, dividend payments at a rate of 10.00% per annum for each share of Preferred Stock for as long as such shares remain outstanding.
     Each share of Preferred Stock is mandatorily convertible into approximately 153.846 shares of our common stock par value $1.00 per share, based on a conversion price of $6.50 per share of common stock, on May 1, 2011 (with cash paid in lieu of fractional shares). On or after the first business day that is two years after we received shareholder approval (which approval was received on July 18, 2008) for the issuance of the Preferred Stock, the Preferred Stock is also automatically convertible, if, for a period of 20 consecutive trading days, the closing price of our common stock has been at least $21.00 per share, subject to adjustment.
What other rights will I lose if I tender my shares of Preferred Stock in the Exchange Offer?
     If you validly tender your shares of Preferred Stock and we accept them for exchange, you will lose the rights of a holder of Preferred Stock, which are described below in this Offer to Exchange. For example, you would lose the right to receive quarterly Preferred Stock dividends when, if and as declared by the board of directors. You would also lose the right to receive, out of assets available for distribution to our stockholders and before any distribution is made to the holders of stock ranking junior to the Preferred Stock (including common stock), a liquidation preference in the amount of $1,000.00 per share of Preferred Stock, plus accrued and unpaid dividends, upon any voluntary or involuntary liquidation, winding up or dissolution of the Company.
May I tender only a portion of the shares of Preferred Stock that I hold?
     Yes. You do not have to tender all of your shares of Preferred Stock to participate in the Exchange Offer.
Is there a minimum number of shares or amount of Preferred Stock that must be tendered in the Exchange Offer?
     No. The Exchange Offer is not conditioned on a valid tender of a minimum number of shares or a minimum amount of Preferred Stock.

If the Exchange Offer is consummated and I do not participate in the Exchange Offer or I do not tender all of my shares of Preferred Stock in the Exchange Offer, how will my rights and obligations under my remaining outstanding shares of Preferred Stock be affected?
     The terms of shares of Preferred Stock that remain outstanding after the consummation of the Exchange Offer, if any, will not change as a result of the Exchange Offer.
What do we intend to do with the shares of Preferred Stock that are tendered in the Exchange Offer?
     Shares of Preferred Stock accepted for exchange by us in the Exchange Offer will be retired and cancelled and restored to the status of authorized but unissued shares of preferred stock undesignated as to series.
Are we making a recommendation regarding whether you should tender in the Exchange Offer?
     We are not making any recommendation regarding whether you should tender or refrain from tendering your shares of Preferred Stock in the Exchange Offer. Accordingly, you must make your own determination as to whether to tender your shares of Preferred Stock in the Exchange Offer and, if so, the number of shares of Preferred Stock to tender. Before making your decision, we urge you to carefully read this Offer to Exchange in its entirety, including the information set forth in the section of this Offer to Exchange entitled “Risk Factors,” and the other documents incorporated by reference in this Offer to Exchange.
Will the common stock to be issued in the Exchange Offer be listed for trading?
     We will submit a notification of listing of additional shares to the Nasdaq Global Select Market regarding the shares of our common stock to be issued in the Exchange Offer. For more information regarding the market for our common stock, see the section of this Offer to Exchange entitled “Market For Our Common Stock.”
Will the common stock to be issued in the Exchange Offer be freely resalable?
     The issuance of common stock upon exchange of the Preferred Stock is intended to be exempt from registration pursuant to Section 3(a)(9) of the Securities Act. Section 3(a)(9) provides an exemption from registration for any security exchanged by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. When securities are exchanged for other securities of an issuer under Section 3(a)(9), the securities received assume the character of the exchanged securities for purposes of the Securities Act. Whether the common stock will be freely tradable under U.S. securities laws is subject to the availability of a resale exemption from the registration requirements of the Securities Act. As discussed below in the section entitled “Certain Securities Laws Considerations,” we expect that all of our shares of common stock issued in the Exchange Offer to persons who are not affiliated with us will be freely tradable under U.S. securities laws by such non-affiliates. You are urged to consult with your own legal counsel regarding the availability of a resale exemption.
What are the conditions to the Exchange Offer?
     The Exchange Offer is conditioned upon the closing conditions described in “The Exchange Offer—Conditions to the Exchange Offer.” We may waive certain conditions of the Exchange Offer. If any of the conditions is not satisfied or waived, we will not accept and exchange any validly tendered shares of Preferred Stock. For more information regarding the conditions to the Exchange Offer, see the section of this Offer to Exchange entitled “The Exchange Offer—Conditions to the Exchange Offer.” The Exchange Offer is not conditioned on a valid tender of a minimum number of shares or a minimum amount of Preferred Stock.
When does the Exchange Offer expire?
     The Exchange Offer will expire at 5:00 p.m., New York City time, on September 18, 2009 (the “Expiration Date”), unless we extend it or terminate it.

Under what circumstances can the Exchange Offer be extended, amended or terminated?
     We reserve the right to extend the Exchange Offer for any reason or no reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of the Exchange Offer in any respect prior to the Expiration Date of the Exchange Offer. Further, we may be required by law to extend the Exchange Offer if we make a material change in the terms of the Exchange Offer or in the information contained in this Offer to Exchange or waive a material condition to the Exchange Offer. During any extension of the Exchange Offer, shares of Preferred Stock that were previously tendered and not validly withdrawn will remain subject to the Exchange Offer. We reserve the right, in our reasonable discretion, to terminate the Exchange Offer, at any time prior to the Expiration Date of the Exchange Offer if any condition to the Exchange Offer is not met. If the Exchange Offer is terminated, no shares of Preferred Stock will be accepted for exchange and any shares of Preferred Stock that have been tendered will be returned to the holder promptly after the termination. For more information regarding our right to extend, amend or terminate the Exchange Offer, see the section of this Offer to Exchange entitled “The Exchange Offer—Extension, Delay in Acceptance, Amendment or Termination.”
How will I be notified if the Exchange Offer is extended, amended or terminated?
     If we extend, amend or terminate the Exchange Offer, we will promptly make a public announcement by issuing a press release, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date of the Exchange Offer. For more information regarding notification of extensions, amendments or the termination of the Exchange Offer, see the section of this Offer to Exchange entitled “The Exchange Offer—Extension, Delay in Acceptance, Amendment or Termination.”
How will the Volume Weighted Average Price be affected by an extension of the Exchange Offer?
     Even if we extend the Exchange Offer, the Volume Weighted Average Price will still be determined using the average of the daily per share-volume-weighted average price of our shares of common stock on the Nasdaq for each of the five consecutive trading days ending on and including the Pricing Date. For information about fluctuations in the share price of our common stock, see “Risk Factors” below.
What risks should I consider in deciding whether or not to tender my Preferred Stock?
     In deciding whether to participate in the Exchange Offer, you should carefully consider the discussion of risks and uncertainties affecting our business, the Preferred Stock and our common stock described in the section of this Offer to Exchange entitled “Risk Factors,” and the documents incorporated by reference in this Offer to Exchange.
What are the federal income tax consequences of my participating in the Exchange Offer?
     Please see the section of this Offer to Exchange entitled “Material United States Federal Income Tax Consequences.” We recommend that you consult your own tax advisor for a full understanding of the tax consequences of participating in the Exchange Offer.
Are the financial condition and results of operations of TSFG relevant to my decision to tender in the Exchange Offer?
     Yes. The price of our common stock is closely linked to our financial condition and results of operations. For information about the accounting treatment of the Exchange Offer, see the sections of this Offer to Exchange entitled “Summary Consolidated Financial Data” and “The Exchange Offer—Accounting Treatment.”
Will TSFG receive any cash proceeds from the Exchange Offer?
     No. We will not receive any cash proceeds from the Exchange Offer.

How do I tender my shares of Preferred Stock?
     If your Preferred Stock is registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that registered holder promptly and instruct him, her or it to tender your Preferred Stock on your behalf. If you are a Depositary Trust Company (“DTC”) participant, you may electronically transmit your acceptance through DTC’s Automated Tender Offer Program (“ATOP”). For further information on how to tender Preferred Stock, contact the Information Agent at the telephone number set forth on the back cover of this Offer to Exchange or consult your broker, dealer, commercial bank, trust company or other nominee for assistance. For more information regarding the procedures for tendering your shares of Preferred Stock, see the section of this Offer to Exchange entitled “The Exchange Offer—Procedures for Tendering Shares of Preferred Stock.”
What happens if some or all of my shares of Preferred Stock are not accepted for exchange?
     If we decide for any reason not to accept some or all of your shares of Preferred Stock, the shares of Preferred Stock not accepted by us will be returned to you, at our expense, promptly after the expiration or termination of the Exchange Offer.
Until when may I withdraw previously tendered shares of Preferred Stock?
     If not previously returned, you may withdraw previously tendered shares of Preferred Stock at any time until the Exchange Offer has expired. In addition, you may withdraw any shares of Preferred Stock that you tender that are not accepted for exchange by us after the expiration of 40 business days from August 20, 2009. For more information, see the section of this Offer to Exchange entitled “The Exchange Offer—Withdrawal of Tenders.”
Will I have to pay any fees or commissions if I tender my shares of Preferred Stock?
     If your shares of Preferred Stock are held through a broker or other nominee who tenders the Preferred Stock on your behalf, your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.
With whom may I talk if I have questions about the Exchange Offer?
     If you have questions regarding the procedures for tendering in the Exchange Offer, require additional Exchange Offer materials or require assistance in tendering your shares of Preferred Stock, please contact The Altman Group, the Information Agent. You can call the Information Agent toll-free at (800) 254-9280. You may also write to the Information Agent at the address set forth on the back cover of this Offer to Exchange.

SUMMARY
     This summary highlights selected information contained or incorporated by reference in this Offer to Exchange. It likely does not contain all of the information that may be important to you or that you should consider when making a decision regarding the Exchange Offer. You should carefully read this entire Offer to Exchange, including “Risk Factors” beginning on page 17 and the section entitled “Forward-Looking Statements” beginning on page 67 and the information we have incorporated by reference before making a decision to participate in the Exchange Offer.
The South Financial Group, Inc.
     The South Financial Group, Inc. is a South Carolina corporation headquartered in Greenville, South Carolina. We are a bank holding company, as defined by the Gramm-Leach-Bliley Act of 1999. We operate principally through Carolina First Bank, a South Carolina-chartered commercial bank. Carolina First Bank conducts banking operations in South Carolina and North Carolina (as Carolina First Bank), in Florida (as Mercantile Bank), and on the Internet (as Bank CaroLine).
     Our subsidiaries provide a full range of financial services, including deposits, loans, treasury management, merchant processing, full-service brokerage and investments, business and personal insurance, trust, investment management, and financial planning. At June 30, 2009, we conducted business through 177 branch offices in South Carolina, Florida, and North Carolina. At June 30, 2009, we had $12.6 billion in assets, $9.3 billion in loans, $9.4 billion in deposits and $1.5 billion in shareholders’ equity. At June 30, 2009, approximately 46% of TSFG’s customer deposits were in South Carolina, 42% were in Florida, and 12% were in North Carolina.
     The address of our principal executive offices is 102 South Main Street, Greenville, South Carolina 29601. Our telephone number is (864) 255-7900.
Recent Developments
Capital Plan
     On June 18, 2009, we announced a capital plan (our “Capital Plan”) estimated to add approximately $300 million to $315 million in Tier 1 common capital comprised of the following elements:
•	a privately negotiated exchange of $94.5 million of our 10% Mandatory Convertible Non-cumulative Preferred Stock, Series 2008ND-V and 10% Mandatory Convertible Non-cumulative Preferred Stock, Series 2008ND-NV held by two investors for a new series of preferred stock (the “Series 2009-A Preferred Stock”) that will automatically convert into an aggregate of approximately 24 million shares of common stock (subject to certain limitations) upon receipt of the shareholder approval described below (the “Conversion”);

•	a public offering of 75 million shares of our common stock (completed on June 24, 2009) and the subsequent exercise of the underwriters’ over-allotment option to purchase an additional 10 million shares of our Common Stock at the same price (completed on July 21, 2009);

•	this public Exchange Offer for our remaining $95.5 million in Preferred Stock following receipt of the Shareholder Approval; and

•	conversion of hybrid securities and sales of ancillary businesses, which are estimated to generate capital of $35 million to $50 million.
     If these elements of the Capital Plan are successfully completed and we generate approximately $307.5 million of capital (at the midpoint of the range of Tier 1 common capital described above), our Tier 1 common capital to risk-weighted assets ratio would increase from 5.64% at March 31, 2009 to 7.43% at June 30, 2009 (pro forma), and our Tier 1 risk-based capital ratio would increase from 12.10% at March 31, 2009 to 12.45% at June 30, 2009 (pro forma). Additionally, our tangible common equity to tangible assets ratio would increase from 6.05% at

March 31, 2009 to 7.88% at June 30, 2009 (pro forma). Additionally, other components will contribute to capital enhancements, including dividend savings of approximately $35 million and planned reductions in non-core loans and securities of approximately $500 million.
     On June 17, 2009, we entered into agreements (the “Exchange Agreements”) with two investors, pursuant to which an aggregate of 94,500 shares of 10% Mandatory Convertible Non-cumulative Preferred Stock, Series 2008ND-V and 10% Mandatory Convertible Non-cumulative Preferred Stock, Series 2008ND-NV held by such investors, their affiliates or certain related accounts will be exchanged for 94,500 shares Series 2009-A Preferred Stock.
     Each share of the Series 2009-A Preferred Stock will automatically convert into approximately 253.846 shares of common stock, based on an initial conversion price of $3.94 per share (the “Conversion Price”) on the first business day following the occurrence of both (1) the approval of the conversion terms of the Series 2009-A Preferred Stock by a majority of the total votes cast on the proposal, whether presented at a special or annual meeting of our shareholders, and (2) the approval of an amendment to our Amended and Restated Articles of Incorporation to increase the number of shares of common stock authorized thereunder from 200,000,000 to 325,000,000 by two-thirds of the votes entitled to be cast thereon, whether presented at a special or annual meeting of shareholders ; provided that such conversion will not occur to the extent that it would result in the holder owning more than 9.9% of our voting securities. If the Shareholder Approval is not obtained by December 19, 2009, the Conversion Price will be adjusted and holders of the Series 2009-A Preferred Stock will be entitled to receive dividends. The Conversion Price is also subject to certain anti-dilution adjustments. Until the Series 2009 Preferred Stock converts into common stock, the private exchange will not result in the $94.5 million increase in our Tier 1 common capital contemplated by our Capital Plan. Similarly, absent approval of the amendment to our Amended and Restated Articles of Incorporation, we will not have sufficient authorized shares of common stock to complete this Offer to Exchange and the other conversion transactions contemplated by our Capital Plan, which we anticipate generating an additional $120.5 million to $135.5 million in Tier 1 common capital.
     While we have completed the public common stock offering and the private exchange of the Series 2008 Preferred Stock for Series 2009 Preferred Stock, the Series 2009 Preferred Stock cannot convert into common stock until we receive the Shareholder Approval. We are holding a special meeting of shareholders to seek shareholder approval for the two proposals described above, scheduled for September 11, 2009. If we fail to obtain the Shareholder Approval, the Conversion will not occur, our Tier 1 common capital will not increase as a result of the private exchange and, if our Amended and Restated Articles of Incorporation are not amended, we will not have sufficient shares to complete this Offer to Exchange or to fully execute our Capital Plan as currently contemplated.
     On August 20, 2009, TSFG’s board of directors announced its intention to suspend the existing $0.01 quarterly dividend on the common stock. This action was undertaken because the board of directors believes that payment of a dividend on the common stock would be inconsistent with the overall objective of the Capital Plan, which was to preserve and generate capital.
     We will seek to execute this Exchange Offer and the remainder of our Capital Plan during the course of fiscal 2009. We cannot assure you that we will be able to successfully complete all elements of our Capital Plan at the levels contemplated. See “Risk Factors — Risks Relating to Our Business — Failure to successfully implement our Capital Plan could adversely impact our company,” below.

Summary of the Exchange Offer
     The material terms of the Exchange Offer are summarized below. In addition, we urge you to read the detailed descriptions in the sections of this Offer to Exchange entitled “The Exchange Offer,” “Description of Our Common Stock,” “Description of the Preferred Stock” and “Comparison of Rights Between the Preferred Stock and Our Common Stock.”

Offeror	The South Financial Group, Inc., a South Carolina Corporation.

Securities Subject to the Exchange Offer	Up to an aggregate of 95,526 shares of Preferred Stock, representing all of the outstanding shares of the 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-V, 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-NV, 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-V and 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-NV.

The Exchange Offer	We are offering to exchange a number of shares of our common stock equal to the Exchange Ratio for each validly tendered and accepted share of Preferred Stock upon the terms and subject to the conditions set forth in this Offer to Exchange and in the related letter of transmittal. Assuming full participation in the Exchange Offer and the maximum Exchange Ratio, we would require 23,054,818 shares of common stock to exchange for the maximum amount of Preferred Stock sought in the Exchange Offer. As described in “Summary – Recent Developments – Capital Plan,” the Exchange Offer will not be consummated if we do not obtain the shareholder approval necessary to amend our Amended and Restated Articles of Incorporation to increase the number of shares of common stock authorized thereunder from 200,000,000 to 325,000,000. By tendering your shares of Preferred Stock, you will lose your right to receive quarterly dividend payments in respect of the Preferred Stock, when, if and as declared by our board of directors, after the completion of the Exchange Offer. Our obligation to purchase shares of Preferred Stock in the Exchange Offer is not subject to any minimum tender condition.

Fractional shares will not be issued in the Exchange Offer and cash will be paid in lieu of any fractional shares.

Any shares of Preferred Stock not exchanged will remain outstanding. The shares of Preferred Stock validly tendered and accepted for exchange in the Exchange Offer will be retired and cancelled.

The Exchange Ratio	The Exchange Ratio will be calculated at 4:30 p.m., New York City time, on the second trading day immediately preceding the Expiration Date, which we refer to as the “Pricing Date,” as the sum of:
•	153.846, plus

•	a number of shares of common stock equal to $131.25 divided by the Volume Weighted Average Price,

subject to a maximum Exchange Ratio of 241.346 shares of common stock. The Exchange Ratio will be rounded to the nearest third decimal place.

For purposes of these calculations, “Volume Weighted Average Price” means the arithmetic mean of the daily volume-weighted average price of our Common Shares on the Nasdaq of each trading day during the five consecutive trading day period ending on and including the Pricing Date.

Publication of Exchange Ratio Information	Throughout the Exchange Offer, indicative exchange ratios will be available from the Information Agent at one of its phone numbers listed on the back cover page of this Exchange Offer. We will announce the final Exchange Ratio by 9:00 a.m., New York City time, on the Announcement Date, and the final Exchange Ratio will also be available by that time from the Information Agent.

Expiration Date	The Exchange Offer will expire at 5:00 p.m., New York City time, on September 18, 2009, unless extended or earlier terminated by us.

Certain Consequences to Non-Tendering Holders	Shares of Preferred Stock not exchanged in the Exchange Offer will remain outstanding after the consummation of the Exchange Offer.

Conditions to the Exchange Offer	The Exchange Offer is conditioned upon the closing conditions described in “The Exchange Offer—Conditions to the Exchange Offer.”

No Appraisal Rights	No appraisal rights are available to holders of Preferred Stock in connection with the Exchange Offer.

Procedures For Tendering Shares of Preferred Stock	If your Preferred Stock shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that registered holder promptly and instruct him, her or it to tender your Preferred Stock on your behalf. If you are a DTC participant, you may electronically transmit your acceptance through DTC’s Automated Tender Offer Program (“ATOP”). We describe the procedures for tendering shares of Preferred Stock in more detail in the section of this Offer to Exchange entitled “The Exchange Offer—Procedures for Tendering Shares of Preferred Stock.”

For further information on how to tender your Preferred Stock, contact the Information Agent at the telephone number set forth on the back cover of this Offer to Exchange or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Withdrawal Rights	You may withdraw previously tendered Preferred Stock at any time before the Expiration Date, which is September 18, 2009. In addition, you may withdraw any Preferred Stock shares that you tender that are not accepted by us for exchange after the expiration of 40 business days after the commencement of the offer, which date is August 20, 2009.

To withdraw previously-tendered Preferred Stock, you are required to submit a notice of withdrawal to the Exchange Agent, in accordance with the procedures described herein and in the letter of transmittal. See the section of this Offer to Exchange entitled “The Exchange Offer—Withdrawal of Tenders.”

Risk Factors	You should consider carefully all of the information set forth in this Offer to Exchange and, in particular, you should evaluate the specific factors set forth under “Risk Factors” before deciding whether to participate in the Exchange Offer.

Material United States Federal Income Tax Consequences For Preferred Stock Holders	We intend to treat the exchange of your shares of Preferred Stock for shares of our common stock pursuant to the Exchange Offer as a recapitalization. For a detailed discussion, please see the section of this Offer to Exchange entitled “Material United States Federal Income Tax Consequences.”

Brokerage Commissions	If your shares of Preferred Stock are held through a broker or other nominee who tenders shares of Preferred Stock on your behalf, your broker may charge you a commission for doing so.

Information Agent	The Altman Group

Exchange Agent	Registrar & Transfer Company

Financial Advisor	Morgan Stanley & Co. Incorporated

Market Trading	Our Preferred Stock is not listed on any national securities exchange. Our common stock is listed on the Nasdaq Global Select Market under the symbol “TSFG.” The last reported sale price of our common stock on the Nasdaq Global Select Market was $1.84 per share on August 17, 2009. We will submit a supplemental listing application to the Nasdaq Global Select Market requesting that the shares of our common stock to be issued in the Exchange Offer be approved for listing on the Nasdaq Global Select Market.

Further Information	If you have questions regarding the procedures for tendering in the Exchange Offer or require assistance in tendering your shares of Preferred Stock, please contact the Information Agent. After we have determined and announced the Volume Weighted Average Price, you also may contact our Information Agent to obtain the Volume Weighted Average Price and the number of shares of common stock issuable for each exchanged share of Preferred Stock. In addition, the daily per share volume weighted average price of our common stock for each of the days in the five consecutive trading day period during which the Volume Weighted Average Price is determined will be available from the Information Agent. If you have questions regarding the procedures for tendering your shares of Preferred Stock, please contact the Exchange Agent. If you would like additional copies of this Offer to Exchange, our annual, quarterly, and current reports, proxy statement and other information that we incorporate by reference in this Offer to Exchange, please contact either the Information Agent or Investor Relations at TSFG. The contact information is set forth on the back cover of this Offer to Exchange.

RISK FACTORS
     In considering whether to participate in the Exchange Offer, you should carefully consider the risks described below and the other information we have included or incorporated by reference in this Offer to Exchange. Investing in the securities involves risk. Please see the “Risk Factors” section in TSFG’s most recent Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference herein. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this document. The risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations, our financial results and the value of our securities.
Risks Related to the Exchange Offer
The value of the common stock that you receive may fluctuate.
     We are offering to exchange a number of shares of our common stock for any and all validly tendered and accepted shares of Preferred Stock. The trading price of our common stock may fluctuate significantly as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations have adversely affected and may continue to adversely affect the market price of our common stock. Among the factors that could affect our stock price are:
•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•	general market conditions and, in particular, developments related to market conditions for the financial services industry;

•	changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our common stock or those of other financial institutions;

•	proposed or adopted regulatory changes or developments;

•	failure to meet analysts’ revenue or earnings estimates;

•	speculation in the press or investment community generally or relating to our reputation or the financial services industry;

•	strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;

•	actions by our current shareholders, including sales of common stock by existing shareholders and/or directors and executive officers;

•	fluctuations in the stock price and operating results of our competitors;

•	future sales of our equity or equity-related securities;

•	changes in the frequency or amount of dividends;

•	anticipated or pending investigations, proceedings, or litigation that involve or affect us; and

•	domestic and international economic factors unrelated to our performance.
Although the number of shares of common stock offered in the Exchange Offer will be determined, subject to the limitations described herein, based on the average trading prices of our common stock during the five consecutive trading-day period ending on and including the Pricing Date, the market price of our common stock may fluctuate, and the market price of the common stock upon settlement of the Exchange Offer could be less than the market price used to determine the number of shares.

     The number of shares of common stock offered for each share of Preferred Stock accepted for exchange will be determined based on the average trading prices of our common stock during the five consecutive trading day period ending on the Pricing Date and will not be adjusted regardless of any increase or decrease in the market price of our common stock or the Preferred Stock between that date and the settlement date. Therefore, the market price of the common stock at the time you receive your common stock on the settlement date could be significantly less than the market price used to determine the number of shares of common stock you will receive.
Our common stock is equity and therefore is subordinate to our indebtedness and preferred stock, and we currently do not pay dividends on our common stock.
     Shares of our common stock are equity interests in TSFG and do not constitute indebtedness. As such, the shares of common stock will rank junior to all indebtedness and other non-equity claims on TSFG with respect to assets available to satisfy claims on TSFG, including in a liquidation of TSFG. Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock then outstanding.
     On August 20, 2009, TSFG’s board of directors announced its intention to suspend the existing $0.01 quarterly dividend on the common stock. This action was undertaken because the board of directors believes the payment of a dividend on the common stock would be inconsistent with the overall objective of the Capital Plan, which was to preserve and generate capital. Therefore, we currently do not pay dividends on our common stock and there can be no assurance that we will pay any dividends on our common stock in the future. This may adversely effect the price of our common stock.
     Future dividends will be payable on our common stock only when, as and if declared by our board of directors, and will be dependent upon business conditions, earnings, our cash and capital requirements and other relevant factors. Our ability to pay dividends is dependent upon dividends and distributions to us from our banking and non-banking subsidiaries, which are restricted by various regulations administered by federal and state bank regulatory authorities. We do not expect our subsidiaries to be able to pay dividends to us in 2009. In addition, the Federal Reserve Board also has supervisory authority that may limit our ability to pay dividends on our capital stock under certain circumstances. Based on guidance issued by the Federal Reserve Board on February 24, 2009 and revised on March 27, 2009, we must inform and consult with the Federal Reserve Board prior to declaring and paying any future dividends.
     Also, as long as there are shares of the Preferred Stock outstanding, if at any time before May 1, 2010 we increase the quarterly cash dividends on our common stock above $0.05 per share, the dividend rate on the Preferred Stock will be increased by the same percentage that common stock dividends were increased above $0.05 per share. If at any time from May 1, 2010 through May 1, 2011, we increase the quarterly cash dividends on our common stock above the greater of (1) $0.05 per share and (2) the per share dividend amount in effect on May 1, 2010 (such greater amount being the “Dividend Threshold”), holders of the Preferred Stock will be entitled to a cash distribution per share of the Preferred Stock (in addition to the Preferred Stock dividend payment at the rate in effect as of May 8, 2010) equal to (x) the amount by which the quarterly common stock cash dividend per share exceeds the Dividend Threshold multiplied by (y) the number of shares of common stock into which each share of the Preferred Stock could then be converted (without regard to any cut-back in conversion rights). In addition, subject to certain limited exceptions, unless full dividends on all outstanding shares of the Preferred Stock have been paid or declared and set aside for payment, we can not pay dividends on our common stock.
     Our board of directors is authorized to cause us to issue additional classes or series of preferred stock without any action on the part of the shareholders. If we issue preferred shares in the future that have a preference over our common stock with respect to the payment of dividends or upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of the common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected. We are not restricted from issuing additional indebtedness or preferred stock.
     Furthermore, for as long as any of our Series T Preferred Stock is outstanding, unless we have fully paid all of our dividend obligations under the Series T Preferred Stock issued pursuant to the Capital Purchase Program, (1) no dividends may be declared or paid on our preferred stock ranking pari passu with the Series T Preferred Stock, junior preferred stock or common stock (other than, in the case of preferred shares ranking pari passu with the Series T Preferred Stock including shares of the Preferred Stock, dividends on a pro rata basis with the Series T Preferred Stock) and (2) we may not repurchase or redeem any preferred stock ranking pari passu with the Series T Preferred Stock, junior preferred stock or common stock. In addition, prior to December 5, 2011, unless we have redeemed all of the Series T Preferred Stock or the U.S. Treasury has transferred all of the Series T Preferred Stock to third parties, the consent of the U.S. Treasury will be required for us to, among other things, (1) declare or pay any dividend or make any distribution on our common stock (other than regular quarterly cash dividends of not more than $0.01 per share of common stock) or (2) redeem, purchase or acquire any shares of our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the related purchase agreement. This could adversely affect the market price of our common stock.
     Also, as discussed below, we are a bank holding company and our ability to declare and pay dividends depends on certain federal regulatory considerations, including the guidelines of the Federal Reserve Board regarding capital adequacy and dividends. The U.S. Treasury or the bank regulatory authorities may also promulgate rules in the future that further limit our ability to pay dividends.
     These factors could adversely affect the market price of our common stock.
By tendering your shares of Preferred Stock, you will lose your right to receive certain cash payments.
     Holders of shares of our Preferred Stock are entitled to non-cumulative quarterly dividends, which are paid when, if and as declared by our board of directors. If your shares of Preferred Stock are validly tendered and accepted for exchange, you will lose the right to receive any dividend payments to be made on such shares after completion of the Exchange Offer.
As part of our Capital Plan, as described under “Summary – Recent Developments,” we are seeking to raise additional capital, which will have a dilutive effect on the existing holders of our common stock and adversely affect the market price of our common stock.
     We are also not restricted from issuing additional preferred stock or incurring indebtedness. We frequently evaluate opportunities to access the capital markets taking into account our regulatory capital ratios, financial condition and other relevant considerations, and subject to market conditions, we may take further capital actions in addition to the Exchange Offer. Such actions could include, among other things, opportunistically retiring outstanding securities of TSFG and its subsidiaries, including our trust or REIT preferred securities, in open market transactions, privately negotiated transactions or public offers for cash or common shares and the issuance of additional shares of common stock, preferred stock or indebtedness in public or private transactions, in order to further increase our capital levels above the requirements for a well-capitalized institution established by the federal bank regulatory agencies as well as other regulatory targets. There can be no assurance as to the success of any of our capital raising actions, including the amount of net proceeds that will result from the sale of common stock hereunder.
     In addition, as noted in “Risk Factors – Risks Relating to Our Business, Supplementing the “Risk Factors” in Our 2008 Annual Report on Form 10-K – Legislative and regulatory actions taken now or in the future to address the current liquidity and credit crisis in the financial industry may significantly affect our financial condition, results of operation, liquidity or stock price”, we face significant regulatory and other governmental risks as a financial institution and a participant in the U.S. Treasury’s Capital Purchase Program (the “Capital Purchase Program”), and it is possible that capital requirements and directives could in the future require us to change the amount or composition of our current capital, including common equity. In this regard, we note that the Federal Reserve Board has announced that it does not intend to extend the forward-looking capital assessment, or “stress test,” pursuant to the Capital Assistance Program (the “CAP”) beyond the 19 initial participants. It is possible, however, that we could voluntarily apply to participate in the CAP, although we currently do not intend to do so. Furthermore, both we and our regulators regularly perform a variety of analyses of our assets, including the preparation of stress case scenarios, and as a result of those assessments we could decide, or our regulators could require us, to raise additional capital. Any such capital raise could include, among other things, the potential issuance of common equity to the public, the potential issuance of convertible preferred stock or common equity to the government under the CAP or the conversion of our existing Series T Preferred Stock into convertible preferred stock or common equity. There could also be market perceptions regarding the need to raise additional capital, whether as a result of public disclosures that may be made regarding the CAP stress test methodology or otherwise, and such perceptions could have an adverse effect on the price of our common stock.
     The issuance of any additional shares of common stock or securities convertible into or exchangeable for common stock or that represent the right to receive common stock, or the exercise of such securities, could be substantially dilutive to shareholders of our common stock, including recipients of common stock in the Exchange Offer. For instance, exercise of the warrant issued to the U.S. Treasury in connection with our participation in the Capital Purchase Program would dilute the value of our common shares. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders. The market price of our common stock could decline as a result of sales of shares of our common stock or securities convertible into or exchangeable for common stock made after the Exchange Offer or in anticipation of such sales.
The offer consideration does not reflect any independent valuation of the Preferred Stock or the common stock.
     We have not obtained or requested, and do not intend to obtain or request, a fairness opinion from any banking or other firm as to the fairness of the offer consideration or the relative values of the Preferred Stock and offer consideration. If you tender your Preferred Stock, you may or may not receive more than or as much value as if you choose to keep it.
The offer may not be consummated.
     We are not obligated to complete the offer if any condition to the offer is not met. If the Exchange Offer is terminated, no shares of Preferred Stock will be accepted for exchange and any shares of Preferred Stock that have been tendered will be returned to the holder promptly after termination.
Anti-takeover provisions could negatively impact our shareholders.
     Provisions of South Carolina law and of our charter and bylaws could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us.
     The ability of a third party to acquire us is also limited under applicable banking regulations. The Bank Holding Company Act requires any “bank holding company” (as defined in that under the act) to obtain the approval of the Federal Reserve Board prior to acquiring more than 5% of our outstanding common stock. Any person other than a bank holding company is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our outstanding common stock under the Change in Bank Control Act of 1978. Any holder of 25% or more of our outstanding common stock, other than an individual, is subject to regulation as a bank holding company under the Bank Holding Company Act.
Issuances or sales of common stock or other equity securities (including as a result of the Exchange Offer) could result in an “ownership change” as defined for U.S. federal income tax purposes. In the event an “ownership change” were to occur, we could realize a permanent loss of a significant portion of our U.S. federal and state deferred tax assets and lose certain built-in losses that have not been recognized for tax purposes as a result of the operation of Section 382 of the Internal Revenue Code of 1986, as amended. The amount of the permanent loss would be determined by the annual limitation and the carryforward period (20 years for U.S. federal net operating losses). The resulting loss would have a material adverse effect on our results of operations and financial condition.
     We did not establish a valuation allowance against our U.S. federal, state and local deferred tax assets as of June 30, 2009, as we believed that it was more likely than not that all of these assets would be realized. An important element in our analysis was that we have not had an “ownership change” under Section 382 of the Internal Revenue Code of 1986, as amended. Section 382 imposes restrictions on the use of a corporation’s net operating losses, certain recognized built-in losses and other carry-overs after an “ownership change” occurs. An “ownership change” generally occurs if the aggregate percentage ownership of the stock of the corporation held by one or more “5% shareholders” increases by more than 50 percentage points over such shareholders’ lowest percentage ownership during the testing period, which is generally the three year-period ending on the transaction date. Upon an “ownership change,” a corporation generally is subject to an annual limitation on its utilization of pre-change losses and certain recognized built-in losses equal to the value of the stock of the corporation immediately before the “ownership change,” multiplied by the long-term tax-exempt rate (subject to certain adjustments). The annual limitation is increased each year to the extent that there is an unused limitation in a prior year. Since U.S. federal net operating losses generally may be carried forward for up to 20 years, the annual limitation also effectively provides a cap on the cumulative amount of pre-change losses and certain recognized built-in losses that may be utilized. Pre-change losses and certain recognized built-in losses in excess of the cap are effectively lost.
     The relevant calculations under Section 382 are technical and highly complex. We do not anticipate that an “ownership change” will occur as a result of the transactions contemplated by this Offer to Exchange or the Capital Plan. In some circumstances, however, issuances or sales of our stock (including any debt-for-equity exchanges and certain transactions involving our stock that are outside of our control) could result in an “ownership change” under Section 382. An “ownership change” could occur if, due to the sale or issuance of additional common stock, the aggregate ownership of one or more persons treated as “5% shareholders” were to increase by more than fifty percentage points over such shareholders’ lowest percentage ownership during the relevant testing period. As of June 30, 2009, our net deferred tax asset reflected on our balance sheet was $131.7 million. If an “ownership change” were to occur, we believe we would permanently lose the ability to realize a substantial amount of this asset, resulting in reduction to our total shareholders’ equity. This could also decrease Carolina First Bank’s regulatory capital. We do not believe, however, that any such decrease in regulatory capital would be material because, among other things, only a small portion of the federal deferred tax asset is currently included in Carolina First Bank’s regulatory capital and part of the federal deferred tax asset would be unaffected by an “ownership change” under Section 382. In addition, these considerations could result in us modifying or determining to not proceed with certain elements of our Capital Plan depending upon the facts at any particular point during the execution on the Capital Plan.
     If an “ownership change” were to occur, it is possible that the limitations imposed on our ability to use pre-change losses and certain recognized built-in losses could cause a net increase in our U.S. federal income tax liability and U.S. federal income taxes to be paid earlier than otherwise would be paid if such limitations were not in effect.
We have a significant deferred tax asset and cannot assure it will be fully realized.
     We had net deferred tax assets of $131.7 million as of June 30, 2009. We did not establish a valuation allowance against our federal net deferred tax assets as of June 30, 2009 as we believe that it is more likely than not that all of these assets will be realized. In evaluating the need for a valuation allowance, we estimated future taxable income based on management approved forecasts. This process required significant judgment by management about matters that are by nature uncertain.
     If future events differ significantly from our current forecasts, we may need to establish a valuation allowance, which would have a material adverse effect on our results of operations and financial condition at Carolina First Bank. In addition, a significant portion of the net deferred tax asset relates to a $284.1 million federal built-in loss related to book and tax differences in the loan loss provision, the utilization of which may be further limited in the event of certain material changes in the ownership of the Company as described above. For further discussion of this matter, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009.

The NASDAQ’s temporary suspension of its listing requirement that companies have a minimum bid price of $1 per share expired on July 31, 2009.
     In October 2008, the NASDAQ Stock Market temporarily suspended its listing requirement that requires companies to have a minimum bid price of $1 per share through July 31, 2009. NASDAQ rules classify a security as “deficient” if it has a closing bid price of less than $1 per share for thirty consecutive business days. Once deficient, issuers have an automatic 180-day period to regain compliance by having a closing bid price of at least $1 per share for ten consecutive business days, and can receive an additional 180 days if all other listing requirements are met. If we do not meet this standard, liquidity in our stock could be materially and adversely affected.
While we currently do not pay dividends on our common stock, holders of our common stock may be unable to use the dividends-received deduction with respect to any distributions we may make on our common stock in the future.
     While we currently pay no dividends on our common stock, if we were to pay a dividend or other distribution on our common stock, distributions paid to corporate U.S. holders on our common stock may be eligible for the dividends received deduction if we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Although we presently have accumulated earnings and profits, we may not have sufficient current or accumulated earnings and profits during future taxable years for the distributions on our common stock to qualify as dividends for federal income tax purposes. See “Material United States Federal Income Tax Consequences.” If any distributions on our common stock with respect to any taxable year are not eligible for the dividends-received deduction because of insufficient current or accumulated earnings and profits, the amount for which you may be able to sell our common stock may decline.
Risks Related to Holding Shares of Preferred Stock After the Exchange Offer
We are a holding company, and we may not have access to the cash flow and other assets of our subsidiaries that may be needed to make dividend payments on the Preferred Stock.
     Although all of our business is conducted through our subsidiaries, none of our subsidiaries are obligated to make funds available to us for payment of dividends on the Preferred Stock. Accordingly, our ability to make payments on the Preferred Stock depends on the earnings and the distribution of funds from our subsidiaries.
     We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on the Preferred Stock. Further, we are subject to extensive regulation that could restrict our activities and impose financial requirements or limitations on the conduct of our business and limit our ability to receive dividends from our subsidiaries. See below under “Regulatory Considerations.” Finally, in the event of the insolvency or liquidation of a subsidiary, following payment by such subsidiary of its liabilities, such subsidiary may not have sufficient remaining assets to make payments to us as a shareholder or otherwise.
The Preferred Stock ranks junior to all of our and our subsidiaries’ liabilities and on par with the perpetual preferred stock issued pursuant to the Capital Purchase Program.
     The Preferred Stock are equity interests in TSFG and do not constitute indebtedness. As such, the Preferred Stock ranks junior to all of indebtedness and to other non-equity claims of TSFG, including in a liquidation of TSFG. In addition, the Preferred Stock ranks junior in right of payment to our trust preferred securities and to all obligations of our subsidiaries, including our REIT preferred securities and ranks pari passu with the Series T Preferred Stock. In the event of bankruptcy, liquidation or winding up, our assets will be available to pay obligations on the securities only after all of our liabilities have been paid. Our common stock ranks junior to our Preferred Stock. In addition, the Preferred Stock ranks on par with the Series T Preferred Stock and will effectively rank junior to all existing and future liabilities of our subsidiaries and the capital stock (other than common stock) of the subsidiaries held by entities or persons other than us or entities owned or controlled by us. In addition, upon our voluntary or involuntary liquidation, dissolution, or winding up, holders of common stock share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock. The rights of holders of the Preferred Stock to participate in the assets of our subsidiaries upon any liquidation, reorganization, receivership, or conservatorship of any subsidiary will rank junior to the prior claims of that subsidiary’s creditors and equity holders. In the event of bankruptcy, liquidation, or winding up, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay amounts due on any or all of the common stock or the Preferred Stock then outstanding.
     In addition, our existing and future indebtedness may restrict dividend payments on the Preferred Stock. Additionally, unlike indebtedness, where principal and interest customarily are payable on specified due dates, in the case of the Preferred Stock, (1) dividends are payable only when and if declared by our board of directors and, as described below, are non-cumulative and (2) as a corporation, we are subject to restrictions on dividend payments and redemption payments out of lawfully available funds. Further, the Preferred Stock places no restrictions on our business or operations or on our ability to incur indebtedness. Also, the Preferred Stock places no restrictions on our ability engage in any transactions, subject only to the limited voting rights referred to under “Description of the Preferred Stock—Voting Rights.” Also, as discussed below, as a bank holding company, our ability to declare and pay dividends on the Preferred Stock depends on a number of federal regulatory considerations.
Dividends on the Preferred Stock are non-cumulative.
     Dividends on the Preferred Stock are non-cumulative. Consequently, if our board of directors, in its discretion, does not authorize and declare a dividend for any dividend period, holders of the Preferred Stock will not be entitled to receive a distribution in respect of any such dividend, and such unpaid dividend will not accrue and will cease to be payable. We will have no obligation to pay dividends for a dividend period after the dividend payment date for such period if our board of directors has not declared such dividend before the related dividend payment date, whether or not dividends are declared for any subsequent dividend period with respect to the Preferred Stock. Our board of directors may determine that it would be in our best interest to pay less than the full amount of the stated dividends on the Preferred Stock or no dividend for any quarter even if funds are available. Factors that would be considered by our board of directors in making this determination are our financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and such other factors as our board of directors may deem relevant.
There is no active market for the Preferred Stock, and if an active trading market does not develop for the Preferred Stock, holders may not be able to resell their shares of Preferred Stock.
     The Preferred Stock has been outstanding for more than one year and, to the best of our knowledge, no active trading market has developed and the Preferred Stock is not listed on any national securities exchange. We expect that the number of outstanding shares of Preferred Stock will decrease significantly as a result of this Offer to Exchange and we do not expect that any market in the Preferred Stock will develop, or if one does develop, that it will be maintained. In addition, market-making activity, if any, will be subject to the limits imposed by law. Further, even if a market were to exist, the Preferred Stock could trade at prices that may be lower than the initial offering price depending on many factors, including prevailing interest rates and the market for similar securities, general economic conditions and our financial condition, performance and prospects. The liquidity of, and any trading market for, the Preferred Stock may be adversely affected by general declines or disruptions in the market for such similar securities.
If you are able to sell your Preferred Stock, many other factors may affect the price you receive, which may be lower than you believe to be appropriate.
     If you are able to sell your Preferred Stock outside of the Exchange Offer, the price you receive will depend on many other factors that may vary over time, including those set forth above under “Risks Related to the Exchange Offer – The value of the common stock that you receive in the Exchange Offer may fluctuate,” as well as:
•	the number of potential buyers;

•	the level of liquidity of the Preferred Stock;

•	the amount of indebtedness we have outstanding;

•	the level, direction and volatility of market interest rates generally;

•	the market for similar securities;

•	the market price of our common stock; and

•	the terms of the Preferred Stock.
As a result of these factors, you may only be able to sell your Preferred Stock at prices below those you believe to be appropriate, including prices below the price you paid for them.
The conversion rate of the Preferred Stock may not be adjusted for all dilutive events that may adversely affect the price of the Preferred Stock or the common stock issuable upon conversion of the Preferred Stock.
     The conversion rate of the Preferred Stock is subject to adjustment upon certain events (see “Description of the Preferred Stock – Anti-Dilution Adjustments”). We will not adjust the conversion rate for other events, including offerings of common stock for cash by us or in connection with acquisitions. There can be no assurance that an event that adversely affects the value of the Preferred Stock, but does not result in an adjustment to the conversion rate, will not occur. Further, if any of these other events adversely affects the market price of our common stock, it may also adversely affect the market price of the Preferred Stock. We are generally not restricted from offering common stock in the future or engaging in other transactions that could dilute our common stock.
A change of control with respect to us may not constitute a make-whole acquisition or fundamental change for the purpose of the Preferred Stock and the provisions of the preferred stock related to make-whole acquisitions and fundamental changes may not adequately compensate you.
     The Preferred Stock contains no covenants or other provisions to afford you protection in the event of a change of control with respect to us, except upon the occurrence of a make-whole acquisition or a reorganization event. However, the terms “make-whole acquisition” and “reorganization event” are limited and may not include every change of control event that might cause the market price of our common stock or the Preferred Stock to decline. As a result, your rights under the Preferred Stock upon the occurrence of a make-whole acquisition or reorganization event may not preserve the value of the Preferred Stock in the event of a change of control with respect to us. In addition, any change of control with respect to us may negatively affect the liquidity, value or volatility of our common stock, negatively impacting the value of the Preferred Stock.
Future sales or other dilution of our equity, which may adversely affect the market price of our common stock or the Preferred Stock.
     We are generally not restricted from issuing additional common stock or preferred stock. The market price of our common stock or Preferred Stock could decline as a result of sales of common stock or preferred stock in the market after this offering or the perception that such sales could occur. The board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including dividend rights and preferences over the common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our dissolution, winding up and liquidation, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected. As noted above, a decline in the market price of the common stock may negatively impact the price at which you are able to sell the Preferred Stock.

Holders of the Preferred Stock may be unable to use the dividends-received deduction.
     Distributions paid to corporate U.S. holders on the Preferred Stock may be eligible for the dividends received deduction if we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Although we presently have accumulated earnings and profits, we may not have sufficient current or accumulated earnings and profits during future taxable years for the distributions on the Preferred Stock to qualify as dividends for federal income tax purposes. See “Material United States Federal Income Tax Consequences.” If any distributions on the Preferred Stock with respect to any taxable year are not eligible for the dividends-received deduction because of insufficient current or accumulated earnings and profits, the amount for which you may be able to sell your Preferred Stock may decline. Risks Relating to Our Business, Supplementing the “Risk Factors” in Our 2008 Annual Report on Form 10-K.
Risks Relating to Our Business, Supplementing the “Risk Factors” in Our 2008 Annual Report on Form 10-K
Legislative and regulatory actions taken now or in the future to address the current liquidity and credit crisis in the financial industry may significantly affect our financial condition, results of operation, liquidity or stock price.
     Current economic conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus on and scrutiny of the financial services industry. The U.S. government has intervened on an unprecedented scale. In addition to the Capital Purchase Program (in which we participated), under the Troubled Asset Relief Program (“TARP”) announced last fall and the CAP (in which we have not participated), the U.S. government has taken steps that include enhancing the liquidity support available to financial institutions, establishing a commercial paper funding facility, temporarily guaranteeing money market funds and certain types of debt issuances, and increasing insurance on bank deposits. It is possible that we could voluntarily apply to participate in the CAP, although we currently do not intend to do so. Such participation would subject us to additional limitations regarding our business operations, would increase our preferred stock dividend obligations and would result in increased stockholder dilution. The U.S. Congress, through the Emergency Economic Stabilization Act of 2008 (“EESA”) and the American Recovery and Reinvestment Act of 2009 (“ARRA”), also has imposed a number of restrictions and limitations on the operations of financial services firms participating in the federal programs. There can be no assurance as to the impact that the these programs and measures will have on the financial markets, including the high levels of volatility and limited credit availability currently being experienced, or on the U.S. banking and financial industries and the broader U.S. and global economies. The failure of these programs and measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit, or the trading price of our common stock.
     These programs and measures also subject participating financial institutions, like us, to additional restrictions, oversight and costs that may have an adverse impact on our business, financial condition, results of operations or the price of our common stock. In particular, ARRA made amendments to the executive compensation provisions of EESA, under which TARP was established. These amendments apply not only to future participants under TARP, but also apply retroactively to companies like us that are current TARP participants. The full scope and impact of these amendments is uncertain and difficult to predict. ARRA directs the Secretary of the U.S. Treasury to adopt standards that implement the amended provisions of EESA and directs the SEC to issue rules in connection with certain of the amended provisions. While the U.S. Treasury has adopted interim final rules, the full scope and impact of the new standards and rules is not fully known.
     In addition, new legislative proposals continue to be introduced in the U.S. Congress that could further substantially increase regulation of the financial services industry and impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including with respect to compensation, interest rates and the impact of bankruptcy proceedings on consumer real property mortgages and otherwise. These, and any future legal requirements and implementing standards under TARP may have unforeseen or unintended adverse effects on TARP participants and on the financial services industry as a whole. Further, federal and state regulatory agencies also frequently adopt changes to their regulations and/or change the manner in which existing regulations are applied. We cannot predict the substance or impact of pending or future legislation, regulation or the application thereof. Compliance with such current and potential regulation and scrutiny may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and limit our ability to pursue business opportunities in an efficient manner by requiring us to expend significant time, effort and resources to ensure compliance. Additionally, the evolving regulations concerning executive compensation may impose limitations on us that affect our ability to compete successfully for executive and management talent.
We are subject to extensive government regulation and supervision and could be subjected to additional restrictions on our business and operations.
     TSFG and its subsidiaries are subject to extensive federal and state regulation and supervision affecting, among other things, our lending practices, capital structure, investment practices, dividend policy, and growth. Banking regulations are primarily intended to protect depositors’ funds, consumers, federal deposit insurance funds, and the banking system as a whole, not security holders. Under federal and state law, our regulators have broad powers with respect to our company and subsidiaries, which entail risks and uncertainties. These risks and uncertainties include the risk that future capital requirements will be required by our regulators and that these capital requirements will exceed the levels contemplated by our Capital Plan. In addition, our regulators may impose other directives relating to various aspects of our business, such as risk management, credit and lending policies and procedures, asset/liability management, loan and securities portfolio composition, funding and liquidity and dividend policies if they determine that any of these aspects of our business pose undue risk to the institution and we fail to take sufficient action to mitigate such risks. Any such laws, requirements or directives, or the failure to comply with them, could result in negative regulatory consequences, including becoming subject to supervisory action or to the imposition of restrictions on our business and operations. Such restrictions could adversely impact our financial condition, our access to the equity and capital markets, the way in which we operate our businesses and the value of our common stock.
     Laws and regulations also exist that require financial institutions like us to take steps to prevent the use of our banking subsidiary to facilitate the flow of illegal or illicit money, to report large currency transactions, and to file suspicious activity reports. We are also required to develop and implement a comprehensive anti-money laundering compliance program. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations. While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.
     In addition, Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. It is likely that there will be significant changes to the banking and financial institutions regulatory regimes in the near future in light of the recent performance of and government intervention in the financial services sector. Changes to statutes, regulations, regulatory policies, or regulatory ratings (including changes in interpretation or implementation), could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit access to certain funding sources, limit the types of financial services and products we may offer, and/or increase the ability of non-banks to offer competing financial services and products, among other things.
Failure to successfully implement our Capital Plan could adversely impact our company.
     Our Capital Plan includes several components as described above under “Summary – Recent Developments – Capital Plan.” There can be no assurance that we will be able to successfully execute on all components of the Capital Plan, or that we will receive the shareholder vote required (1) for the issuance of common stock issuable upon conversion of the new series of mandatory convertible preferred stock discussed under “Summary – Recent Developments – Capital Plan” or (2) for the increase in our authorized common stock necessary for such conversion and for our ability to issue the other shares of common stock contemplated by the Capital Plan. If we are not able to successfully complete our Capital Plan, we could be adversely impacted by negative perceptions regarding our ability to withstand a “more adverse” economic scenario by investors, our regulators and the rating agencies. In addition, even if we succeed in executing on our Capital Plan, our regulators could require us to change the amount or composition of our capital or impose other directives relating to our business as referenced above.
We have incurred significant losses and will incur additional losses.

     We incurred a net loss available to common shareholders of $568.6 million, or $7.77 loss per share, for the year ended December 31, 2008, and $202.3 million, or $2.34 loss per share, for the six months ended June 30, 2009. We expect to incur a net loss for the three months ended September 30, 2009 (and a related decrease in shareholders’ equity as of such date). These losses and our expectations have resulted primarily from losses in our loan portfolio, and we expect to continue to suffer losses at significant levels in 2009 and into the first half of 2010. Additional detail regarding various matters relating to our credit exposure, portfolio concentrations, non-performing assets and related matters is included below.
If we experience greater credit losses than anticipated, our earnings may be adversely affected.
     As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses are inherent in the business of making loans and could have a material adverse effect on our operating results. Our credit risk with respect to our real estate and construction loan portfolio relates principally to the creditworthiness of corporations and the value of the real estate serving as security for the repayment of loans. Our credit risk with respect to our commercial and consumer loan portfolio relates principally to the general creditworthiness of businesses and individuals within our local markets.
     Our credit risk management system is defined by policies approved by our board of directors that govern the risk, underwriting, portfolio monitoring, and problem loan administration processes. We seek to ensure adherence to underwriting standards through a credit approval process and after-the-fact review by credit risk management, and supervise compliance with underwriting and loan monitoring policies through daily reviews by credit risk managers, monthly reviews of exception reports and ongoing analysis of asset quality trends. We administer problem loans through the use of policies that require written plans for resolution and periodic meetings with credit risk management to review progress. Ultimately, credit risk management activities are monitored by our board of directors’ risk committee. As part of our credit quality efforts, we continually assess the effectiveness of our policies and processes, and we have been and will continue to seek to reduce our levels of problem loans, address weaknesses in significant lending relationships and manage lending concentrations. However, our credit and risk management efforts are subject to substantial risks, including the risk of failure to develop adequate policies and procedures, failure to reduce problem loans and address lending and concentration weaknesses, failure of personnel to comply with our policies and procedures, assumptions and judgments that are not realized and other failures of our policies and procedures. Such failures could result in credit losses that exceed our expectations and adversely impact our financial condition, our capital position and the potential for criticism or adverse action by our regulators or the rating agencies.
     In connection with our credit risk management, business planning and forecasting, we make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for estimated credit losses based on a number of factors. We believe that our allowance for credit losses is adequate. However, if our assumptions or judgments are wrong, our allowance for credit losses may not be sufficient to cover our actual credit losses. We may need to increase our allowance in the future in response to regulatory requests, changing conditions and assumptions, or deterioration in the quality of our loan portfolio. The actual amount of future provisions for credit losses cannot be determined at this time and may vary from the amounts of past provisions.
Our geographic and product concentrations and the downturn in the real estate market have significantly affected our results of operations, and further credit deterioration could have further adverse effects on collateral values and borrowers’ ability to repay, and consequently our financial condition and results of operations.
     Our commercial, real estate and consumer loans are concentrated predominantly in South Carolina, western North Carolina and larger markets in Florida. In addition, commercial loans and residential construction loans in South Carolina, North Carolina and Florida represented approximately 41%. of our total loan portfolio as of June 30, 2009. Included in these commercial residential loans are residential construction loans, which represented approximately 12% of our total loan portfolio as of June 30, 2009. Because of the concentration of real estate and other loans in the same geographic regions, adverse economic conditions in these areas have contributed to higher rates of loss and delinquency on our loans than if the loans had been more geographically diversified.

     The effects of recent mortgage market challenges, combined with the ongoing decrease in commercial and residential real estate market prices and demand, could result in further price reductions in commercial and residential real estate values, adversely affecting the value of collateral securing the loans that we hold, as well as loan originations and gains on sale of real estate and construction loans. Prices of properties in South Carolina, North Carolina and Florida – where a large portion of our loans have real estate as a primary or secondary component of collateral – remain under significant pressure, with rising unemployment levels and the impact of the real estate downturn on the general economy. If we are required to liquidate the collateral during this period of reduced real estate values, our profitability and financial condition could be further adversely affected. As the extent and duration of this downturn is not known, we must estimate, based on current portfolio knowledge and analysis, the amount of our probable losses when recording our allowance for loan losses. This estimate requires substantial judgment on the part of management which may or may not prove valid and could be too low.
     As noted above, as part of our credit quality and risk management efforts, we have been seeking to reduce our levels of problem loans and nonperforming assets, address weaknesses in significant lending relationships and manage geographic and product lending concentrations. However, while we expect that these actions will help mitigate the overall effects of the credit down cycle, the weaknesses in our loan portfolio are expected to continue throughout 2009, and we will continue to have substantial geographic and product concentrations even with respect to new loans. Accordingly, it is anticipated that our non-performing asset and charge-off levels will remain elevated and could accelerate as a result of efforts (including by further charge-offs and loan sales) to reduce our levels of problem loans. In addition, our regulators could require us to take more aggressive measures in the future in connection with our non-performing assets. If we are not successful in our efforts to successfully manage our existing loan portfolio or new lending activities, or if we experience higher than expected delinquencies and greater than expected charge-offs in future periods, we could experience additional credit losses that materially and adversely affect our financial condition, our results of operations and our capital position and we could be exposed to increased potential for criticism or adverse action by our regulators or the rating agencies.
Our access to the capital markets and other sources of funding and liquidity remains under pressure.
     We fund our business operations through a combination of customer deposits, other customer funding and wholesale borrowing (including short-term and long-term borrowings as well as brokered deposits). These funding sources have suffered and have become more expensive in recent periods as a result of our financial performance, including the performance of our loan portfolio, decreased confidence in the financial markets generally among borrowers, lenders and depositors, as well as disruption and extreme volatility in the capital and credit markets and the failure of some entities in the financial sector. Our customer deposit funding has been low relative to peers because of our traditional focus on commercial lending, which has caused us to utilize wholesale funding to a greater degree than some of our peers. Customer deposits typically provide cost and liquidity advantages relative to wholesale funding, particularly in a higher interest rate environment. We have been working to strengthen our liquidity by shifting into customer deposits, reducing our reliance on wholesale funding and, where we do rely on wholesale funding, shifting to longer-term and more diversified borrowings. However, we may not be successful in increasing customer deposits, and any occurrence that limits participation in the capital markets or our access to the capital markets, such as the loss of access to the brokered CD market, the Federal Reserve Bank discount window or FHLB advances, or a downgrade of our debt ratings, may adversely affect our capital costs, our ability to raise capital and our ability to raise capital on terms that meet our funding and liquidity needs. The failure to establish and maintain appropriate funding and capital markets access on acceptable terms when needed could have a material adverse effect on our businesses, financial condition and results of operations, the willingness of certain counterparties and customers to do business with us and on the potential for criticism or adverse action by our regulators or the rating agencies.

Our credit ratings are reviewed periodically, and could be subject to downgrade.
     A downgrade to our, or our affiliates’, credit ratings could increase our cost of funds and negatively impact our profitability. Rating agencies base their ratings on many quantitative and qualitative factors, including capital adequacy, liquidity, asset quality, business mix, and level and quality of earnings, and there can be no assurance that we will maintain the aforementioned credit ratings. In addition, ratings agencies have themselves been subject to scrutiny arising from the financial crisis and there is no assurance that ratings agencies will not make or be required to make substantial changes to their ratings policies and practices or that such changes would not affect ratings of our securities or of securities in which we have an economic interest. Failure to execute successfully on our Capital Plan, further credit quality deterioration and other factors relating to our business could cause us to have lower capital ratios, which could result in the downgrade of our credit ratings.
Our business may be further adversely affected by conditions in the financial markets and economic conditions generally.
     Since late 2007, the United States has been in a recession. Business activity across a wide range of industries and regions is greatly reduced and local governments and many businesses are in serious difficulty due to the lack of consumer spending and the lack of liquidity in the credit markets. Unemployment has increased significantly.
     Since mid-2007, and particularly during the second half of 2008, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity. This was initially triggered by declines in home prices and the values of subprime mortgages, but spread to all mortgage and real estate asset classes, to leveraged bank loans and to nearly all asset classes, including equities. The global markets have been characterized by substantially increased volatility and short-selling and an overall loss of investor confidence, initially in financial institutions, but more recently in companies in a number of other industries and in the broader markets.
     Market conditions have also led to the failure or merger of a number of prominent financial institutions. Financial institution failures or near-failures have resulted in further losses as a consequence of defaults on securities issued by them and defaults under contracts entered into with such entities as counterparties. Furthermore, declining asset values, defaults on mortgages and consumer loans, and the lack of market and investor confidence, as well as other factors, have all combined to increase credit default swap spreads, to cause rating agencies to lower credit ratings, and to otherwise increase the cost and decrease the availability of liquidity, despite very significant declines in Federal Reserve borrowing rates and other government actions. Some banks and other lenders have suffered significant losses and have become reluctant to lend, even on a secured basis, due to the increased risk of default and the impact of declining asset values on the value of collateral. The foregoing has significantly weakened the strength and liquidity of some financial institutions worldwide. In 2008 and 2009, the U.S. government, the Federal Reserve and other regulators have taken numerous steps to increase liquidity and to restore investor confidence, including investing in the equity of banking organizations, but asset values have continued to decline and access to liquidity continues to be constrained.
     Our financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, is highly dependent upon the business environment in the markets where we operate. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by: declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; natural disasters; or a combination of these or other factors. Overall, during 2008 and 2009, the business environment has been adverse for many households and businesses in the United States and worldwide. It is expected that the business environment in the United States and worldwide will continue to deteriorate for the foreseeable future. There can be no assurance that these conditions will improve in the near term. Such conditions could adversely affect the credit quality of our loans, results of operations and financial condition.

We may be adversely affected by the soundness of other financial institutions.
     Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral we hold cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to us. Any such losses could have a material adverse affect on our financial condition and results of operations.
The performance of our investment portfolio is subject to fluctuations due to changes in interest rates and market conditions.
     Changes in interest rates can negatively affect the performance of most of our investments. Interest rate volatility can reduce unrealized gains or create unrealized losses in our portfolios. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions, and other factors beyond our control. Fluctuations in interest rates affect our returns on, and the market value of, our investment securities.
     The fair market value of the securities in our portfolio and the investment income from these securities also fluctuate depending on general economic and market conditions. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations.
Our earnings are exposed to risks associated with movements in market interest rates.
     Market interest rate movements could adversely impact earnings, depending on our interest rate risk mismatches at that time. In particular, rising interest rates would adversely impact earnings in the event that our liabilities reprice faster than assets, whereas falling interest rates would adversely impact earnings in the event our assets reprice faster than liabilities. If we have a “mismatch” between the duration of our assets and the duration of our liabilities, and interest rates move as described in the previous sentence, our net interest income would be negatively affected.
We are required to make a number of judgments in applying accounting policies and different estimates and assumptions in the application of these policies could result in a decrease in capital and/or other material changes to our reports of financial condition and results of operations.
     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and reserve for unfunded lending commitments, the effectiveness of derivatives and other hedging activities, the fair value of certain financial instruments (securities, derivatives, and privately held investments), income tax assets or liabilities (including deferred tax assets and any related valuation allowance), share-based compensation, and accounting for acquisitions, including the fair value determinations and the analysis of goodwill impairment. While we have identified those accounting policies that are considered critical and have procedures in place to facilitate the associated judgments, different assumptions in the application of these policies could result in a decrease to net income and, possibly, capital and may have a material adverse effect on our reports of financial condition and results of operations.
Our controls and procedures may fail or be circumvented or outside parties may perpetrate a fraud, resulting in an adverse effect on our results of operations and financial condition.
     We can incur losses due to internal or external acts intended to defraud, misappropriate assets, or circumvent applicable law or our system of internal controls. We regularly review and update our internal controls and procedures. However, any system of controls, no matter how well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met.

An interruption or breach in security with respect to our information systems, as well as information systems of our outsourced service providers, could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation, any of which could have a material adverse effect on our financial condition and results of operations.
     We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems.
Hurricanes and other natural disasters may adversely affect loan portfolios and operations and increase the cost of doing business.
     We operate and make loans in hurricane-prone areas. Hurricanes destroy collateral and the service businesses that support the area, and may affect the demand for houses and services in hurricane-prone areas. Our results could be adversely affected if we suffered higher than expected losses on our loans due to weather events.
We may not be able to redeem the Series T Preferred Stock and the warrant sold to the U.S. Treasury as soon as we desire.
     Until such time as we redeem our Series T Preferred Stock, we will remain subject to the respective terms and conditions set forth in the agreements we entered into with the U.S. Treasury under the Capital Purchase Program. Among other things, prior to December 5, 2011, unless we have redeemed the Series T Preferred Stock issued to the U.S. Treasury or the U.S. Treasury has transferred the Series T Preferred Stock to a third party, the consent of the U.S. Treasury will be required for us to (1) declare or pay any dividend or make any distribution on our common stock (other than regular quarterly cash dividends of not more than $0.01 per share of common stock) or (2) redeem, purchase or acquire any shares of our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the related purchase agreement. It is unlikely that we will be able to redeem the Series T Preferred Stock until, among other things, we increase our capital and return to profitability. See “Risk Factors — Risks Relating to Our Business — We have incurred significant losses and will incur additional losses,” above.
     Further, the continued existence of the Capital Purchase Program investment subjects us to increased regulatory and legislative oversight. See “Risk Factors — Risks Relating to Our Business — Legislative and regulatory actions taken now or in the future to address the current liquidity and credit crisis in the financial industry may significantly affect our financial condition, results of operation, liquidity or stock price,” above.
Industry competition may have an adverse effect on our success.
     Our profitability depends on our ability to compete successfully. We operate in a highly competitive environment. Certain of our competitors are larger and have more resources than we do and as a result may be perceived to be stronger institutions. In our market areas, we face competition from other commercial banks, savings and loan associations, credit unions, internet banks, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, and other financial intermediaries that offer similar services. Some of our non-bank competitors are not subject to the same extensive regulations that govern TSFG or Carolina First and may have greater flexibility in competing for business. TSFG expects competition to intensify among financial services companies due to the recent consolidation of certain competing financial institutions and the conversion of certain investment banks to bank holding companies. Should competition in the financial services industry intensify, TSFG’s ability to market its products and services may be adversely affected.
We are a holding company and depend on our subsidiaries for dividends, distributions and other payments.
     The holders our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available. As a legal entity separate and distinct from its subsidiaries, TSFG depends on the payment of dividends from its subsidiaries for its revenues. Current federal law prohibits, except under certain circumstances and with prior regulatory approval, an insured depository institution from paying dividends or making any other capital distribution if, after making the payment or distribution, the institution would be considered “undercapitalized,” as that term is defined in applicable regulations. South Carolina banking regulations restrict the amount of dividends that the subsidiary bank, Carolina First Bank, can pay to TSFG, and may require prior approval before the declaration and payment of any excess dividend. Carolina First Bank is not presently able to pay dividends without the approval of such agencies.
     In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, such authority may require, after notice and hearing, that such bank cease and desist from such practice. Depending on the financial condition of Carolina First Bank, the applicable regulatory authority might deem us to be engaged in an unsafe or unsound practice if Carolina First Bank were to pay dividends. The Federal Reserve and other regulatory authorities have issued policy statements generally requiring insured banks and bank holding companies only to pay dividends out of current operating earnings.
     Payment of dividends could also be subject to regulatory limitations. For example, if Carolina First Bank became “under-capitalized” for purposes of the current law providing the federal banking agencies with broad powers to take prompt corrective action to resolve problems of insured depository institutions. Under uniform regulations defining the capital levels issued by each of the federal banking agencies, a bank is considered “well capitalized” if (1) it has a total risk-based capital ratio of 10% or greater, (2) it has a tier 1 risk-based capital ratio of 6% or greater, (3) it has a leverage ratio of 5% or greater, and (4) is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure. An “adequately capitalized” bank is defined as one that has (1) a total risk-based capital ratio of 8% or greater, (2) a tier 1 risk-based capital ratio of 4% or greater, and (3) a leverage ratio of 4% or greater. A bank is considered (A) “undercapitalized” if it has (1) a total risk-based capital ratio of less than 8%, (2) a tier 1 risk-based capital ratio of less than 4% or (3) a leverage ratio of less than 4%; (B) “significantly undercapitalized” if the bank has (1) a total risk-based capital ratio of less than 6%, (2) a tier 1 risk-based capital ratio of less than 3%, or (3) a leverage ratio of less than 3%; and (C) “critically undercapitalized” if the bank has a ratio of tangible equity to total assets equal to or less than 2%. As of June 30, 2009, Carolina First Bank met the definition of well capitalized for all applicable capital ratios.
     In addition, if any of our subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets. Our rights and the rights of our creditors will be subject to that prior claim, unless we are also a direct creditor of that subsidiary.

USE OF PROCEEDS
     We will not receive any cash proceeds from the Exchange Offer. We will pay all fees and expenses related to the Exchange Offer, other than any broker commissions as described under “Summary – Summary of the Exchange Offer” or transfer taxes.
CAPITALIZATION
     The following table shows our capitalization as of June 30, 2009:
(1)	on a historical basis; and

(2)	on a pro forma basis as adjusted for (1) the exercise of the underwriters’ over-allotment option to purchase an additional 10 million shares of our Common Stock at $1 per share in connection with our recent public offering (completed on July 21, 2009), (2) the anticipated Conversion of 94,500 shares of our Series 2009 Preferred Stock into an aggregate of approximately 23,988,425 shares of common stock (which will automatically occur on the business day following receipt of the shareholder approval as described under “Summary – Recent Developments – Capital Plan”) and (3) the consummation of this Offer to Exchange assuming the acceptance of all outstanding shares of Preferred Stock at an Exchange Ratio equal to 222.925 (which is equivalent to the sum of (i) 153.846 shares of common stock and (ii) the number of shares of common stock equal to $131.25 divided by $1.90 per share (the closing price of the Company’s common stock on August 14, 2009)), resulting in 21,295,143 shares of common stock to be issued in connection with this Offer to Exchange.
     This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2008 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which are both incorporated by reference herein. See also “The Exchange Offer – Accounting Treatment.”

	As of June 30, 2009
	Historical	Pro Forma
	(in thousands, except share data) (unaudited)
Deposits:
Customer deposits	$7,332,880	$7,332,880
Brokered deposits	2,055,772	2,046,322

Total deposits	9,388,652	9,379,202

Short-term borrowings:
Federal funds purchased and repurchase agreements	25	25
Customer sweep accounts	330,765	330,765
Treasury, tax and loan note	12,364	12,364

Total short-term borrowings	343,154	343,154

Long-term borrowings:
Repurchase agreements	125,000	125,000
FHLB advances	762,188	762,188
Subordinated notes	206,704	206,704
Mandatorily redeemable preferred stock of subsidiary	31,800	31,800
Note payable	743	743

Total long-term borrowings	1,126,435	1,126,435

Total borrowings	1,469,589	1,469,589

Total deposits and borrowings	10,858,241	10,848,791

Shareholders’ equity
Preferred stock-no par value; authorized 10,000,000 shares
Issued and outstanding:
Series 2008ND-V 18,800 shares with a liquidation preference of $1,000 per share	18,800	—

	As of June 30, 2009
	Historical	Pro Forma
Series 2008ND-NV 67,006 shares with a liquidation preference of $1,000 per share	67,006	—
Series 2008D-V 2,248 shares with a liquidation preference of $1,000 per share	2,248	—
Series 2008D-NV 7,472 shares with a liquidation preference of $1,000 per share	7,472	—
Series 2009-A 94,500 shares with a liquidation preference of $1,000 per share	94,500	—
Series 2008-T 347,000 shares with a liquidation preference of $1,000 per share	329,380	329,380

Total preferred stock	519,406	329,380

Common stock-par value $1 per share; authorized 200,000,000 shares; issued and outstanding 160,248,170 shares (215,531,738 shares pro forma)	160,248	215,532
Surplus	1,191,170	1,345,900
Retained earnings (deficit)	(403,296)	(415,834)
Accumulated other comprehensive income, net of tax	41,115	41,115
Other, net	610	610

Total common shareholders’ equity	989,847	1,187,323

Total shareholders’ equity	1,509,253	1,516,703

Total capitalization	$12,367,494	$12,365,494

Book value per common share	$9.42	$7.04
Tangible book value per common share	7.91	5.92
Common book value per common share	6.18	5.51
Common tangible book value per common share	4.67	4.39
Tier 1 risk-based capital ratio	12.36%	12.43%
Total risk-based capital ratio	13.65	13.72
Leverage ratio	10.30	10.36
Tangible common equity to tangible assets ratio	6.07	7.67

MARKET FOR OUR COMMON STOCK
     The Preferred Stock is not listed on any national securities exchange and there is no established trading market for the securities. Our common stock is listed on the Nasdaq Global Select Market under the symbol “TSFG.” The following table sets forth the high and low sales prices and dividends declared per share on our common stock during the periods shown:

	Common Stock
	High	Low	Dividends
Year Ending December 31, 2007:
First Quarter	$27.47	$24.57	$0.18
Second Quarter	24.81	22.23	0.18
Third Quarter	24.79	20.47	0.18
Fourth Quarter	24.04	15.29	0.19

Year Ending December 31, 2008:
First Quarter	18.02	12.25	0.19
Second Quarter	15.52	3.66	0.19
Third Quarter	13.50	2.52	0.01
Fourth Quarter	9.53	2.48	0.01

Year Ending December 31, 2009:
First Quarter	4.51	0.66	0.01
Second Quarter	3.40	1.10	0.01
Third Quarter (through August 17, 2009)	2.10	0.98	—
     On August 17, 2009 the closing sale price of our common stock, as reported by the Nasdaq Global Select Market, was $1.84 per share. On that date, there were approximately 6,653 holders of record of the common stock and approximately 27 holders of record of the Preferred Stock.
     TSFG urges you to obtain current market price information for our common stock and the Preferred Stock before deciding whether to participate in the offer.
DIVIDEND POLICY
     We currently do not pay dividends on our common stock and there can be no assurance that we will pay dividends on our common stock in the future, however any future dividends paid on our common stock would be subject to significant restrictions.
     Future dividends will be payable on our common stock only when, as and if declared by our board of directors, and will be dependent upon business conditions, earnings, our cash and capital requirements and other relevant factors. Our ability to pay dividends is dependent upon dividends and distributions to us from our banking and non-banking subsidiaries, which are restricted by various regulations administered by federal and state bank regulatory authorities. We do not expect our subsidiaries to be able to pay dividends to us in 2009. In addition, the Federal Reserve Board also has supervisory authority that may limit our ability to pay dividends on our capital stock under certain circumstances. Based on guidance issued by the Federal Reserve Board on February 24, 2009 and revised on March 27, 2009, we must inform and consult with the Federal Reserve Board prior to declaring and paying any future dividends.
     Also, on December 5, 2008, the Company entered into a Letter Agreement (the “Purchase Agreement”) with the Treasury Department under the Capital Purchase Program, pursuant to which the Company agreed to issue 347,000 shares of Series T Preferred Stock, having a liquidation amount per share equal to $1,000, for a total price of $347 million. The Series T Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. Prior to December 5, 2011, unless TSFG has redeemed the Series T

Preferred Stock issued to the Treasury Department or the Treasury Department has transferred the Series T Preferred Stock to a third party, the consent of the Treasury Department will be required for the Company to (1) declare or pay any dividend or make any distribution on its common stock (other than regular quarterly cash dividends of not more than $0.01 per share of common stock) or (2) redeem, purchase or acquire any shares of its common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Purchase Agreement. In addition, the Company’s ability to declare or pay dividends or repurchase its common stock or other equity or capital securities will be subject to restrictions in the event that it fails to declare and pay (or set aside for payment) full dividends on the Series T Preferred Stock.
     In addition, there may continue to be Preferred Stock outstanding following the completion of the Exchange Offer. In that case if at any time before May 1, 2010 we increase the quarterly cash dividends on our common stock above $0.05 per share, the dividend rate on the Preferred Stock will be increased by the same percentage that common stock dividends were increased above $0.05 per share. If at any time from May 1, 2010 through May 1, 2011, we increase the quarterly cash dividends on our common stock above the greater of (1) $0.05 per share and (2) the per share dividend amount in effect on May 1, 2010 (such greater amount being the “Dividend Threshold”), holders of Preferred Stock will be entitled to a cash distribution per share of Preferred Stock (in addition to the Preferred Stock dividend payment at the rate in effect as of May 8, 2010) equal to (x) the amount by which the quarterly common stock cash dividend per share exceeds the Dividend Threshold multiplied by (y) the number of shares of common stock into which each share of Preferred Stock could then be converted (without regard to any cut-back in conversion rights). In addition, the Company’s ability to declare or pay dividends or repurchase its common stock or other equity or capital securities will be subject to restrictions in the event that it fails to declare and pay (or set aside for payment) full dividends on the Preferred Stock.

SELECTED CONSOLIDATED FINANCIAL DATA
Historical Financial Data
     The following tables set forth summary consolidated financial data as of and for each of the three years ended December 31, 2008, 2007 and 2006 and six months ended June 30, 2009 and 2008. This data was derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 and from our unaudited condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q for the period ended June 30, 2009, each of which is incorporated by reference herein. The financial data below should be read together with, and are qualified in their entirety by reference to, our historical consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are set forth in such Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the period ended June 30, 2009.
THE SOUTH FINANCIAL GROUP, INC.
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
(dollars and shares (except per share data) in thousands) (unaudited)

	Six Months Ended
	June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
Earnings Summary
Net interest income	$170,948	$192,911	$380,163	$382,781	$401,371
Noninterest income	56,013	63,290	121,684	113,712	118,210

Total revenue	226,961	256,201	501,847	496,493	519,581

Provision for credit losses	273,964	137,055	344,589	68,568	32,789
Noninterest expenses	226,429	355,983	791,950	321,249	326,244
(Loss) income from continuing operations	(164,079)	(212,224)	(547,118)	73,276	112,866
Net (loss) income	(164,079)	(212,224)	(547,118)	73,276	112,866
Net (loss) income available to common shareholders	(202,296)	(218,201)	(568,622)	73,276	112,866

Per Common Share
Basic:
(Loss) income from continuing operations	$(2.34)	$(3.01)	$(7.77)	$1.00	$1.51
Net (loss) income	(2.34)	(3.01)	(7.77)	1.00	1.51
Diluted:
(Loss) income from continuing operations	$(2.34)	$(3.01)	$(7.77)	$0.99	$1.49
Net (loss) income	(2.34)	(3.01)	(7.77)	0.99	1.49
Average common shares outstanding:
Basic	86,629	72,530	73,137	73,618	74,940
Diluted	86,629	72,530	73,137	74,085	75,543
Cash dividends declared	$0.02	$0.20	$0.22	$0.73	$0.69
Common book value	6.18	17.98	14.12	21.40	20.73
Market price	1.19	3.92	4.32	15.63	26.59

	Six Months Ended
	June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
Balance Sheet Data (Period End)
Loans held for investment	$9,306,009	$10,475,731	$10,192,072	$10,213,420	$9,701,867
Allowance for credit losses	289,680	193,825	249,874	128,695	112,688
Securities	1,949,927	2,013,909	2,129,903	2,025,903	2,795,764
Intangible assets	240,932	487,886	246,020	678,182	685,568
Total assets	12,588,231	13,976,870	13,602,326	13,877,584	14,210,516
Customer funding (1)	7,663,645	8,032,661	7,989,962	8,178,471	8,392,597
Total deposits	9,388,652	9,886,369	9,405,717	9,788,568	9,516,740
Long-term debt	1,126,435	772,957	707,769	698,340	1,130,475
Shareholders’ equity	1,509,253	1,559,202	1,620,531	1,550,308	1,562,032

Balance Sheet Data (Averages)
Loans	$10,030,953	$10,347,045	$10,374,423	$10,013,387	$9,621,846
Securities (excludes unrealized gains, losses on available for sale securities)	2,023,286	2,087,498	2,087,745	2,525,317	3,043,385
Total earning assets	12,054,466	12,449,029	12,478,993	12,545,223	12,692,872
Total assets	13,319,542	13,856,527	13,833,355	14,044,565	14,202,649
Customer funding (1)	7,795,697	8,127,465	8,065,982	8,216,762	8,077,605
Shareholders’ equity	1,570,266	1,530,180	1,558,081	1,543,552	1,506,195

Performance Ratios
Return on average assets	(2.48)%	(3.08)%	(3.96)%	0.52%	0.79%
Return on average equity (2)	(21.07)	(27.89)	(35.11)	4.75	7.49
Net interest margin (tax-equivalent)	2.89	3.16	3.09	3.10	3.22
Tangible equity to tangible assets	10.27	7.94	10.29	6.61	6.48
Dividend payout ratio	n/m	n/m	n/m	73.74	46.31

Credit Quality
Nonperforming assets	$560,693	$240,506	$420,906	$89,907	$41,509
Nonperforming assets as a % of loans and foreclosed property	5.94%	2.29%	4.10%	0.88%	0.43%
Net charge-offs to average loans held for investment (annualized)	4.63	1.40	2.16	0.53	0.28
Allowance for credit losses as a % of loans held for investment	3.11	1.85	2.45	1.26	1.16

Operations Data
Branch offices	177	180	180	172	167
Employees (full-time equivalent)	2,345	2,572	2,505	2,474	2,618

(1)	Customer funding is total deposits less brokered deposits plus customer sweep accounts.

(2)	Return on average equity is calculated as net income divided by average total equity.

     The following table provides TSFG’s consolidated ratios of earnings to fixed charges:

	Six Months Ended June 30,				Year Ended December 31,
	2009		2008		2008		2007	2006	2005	2004
Consolidated Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:

Including interest on deposits	*	*	*	*	*	*	1.21x	1.35x	1.27x	1.83x
Excluding interest on deposits	*	*	*	*	*	*	1.78x	1.93x	1.62x	3.06x

Consolidated Ratio of Earnings to Fixed Charges:
Including interest on deposits	*	*	*	*	*	*	1.21x	1.35x	1.27x	1.83x
Excluding interest on deposits	*	*	*	*	*	*	1.78x	1.93x	1.62x	3.06x

**	Due to TSFG’s losses in the six months ended June 30, 2009 and 2008 and the year ended December 31, 2008, the ratio coverage was less than 1:1. For the Consolidated Ratio of Earnings to Fixed Charges and Preferred Stock Dividends, TSFG must generate additional earnings of $312.1 million for the six months ended June 30, 2009, $243.3 million for the six months ended June 30, 2008, and $657.8 million for the year ended December 31, 2008 to achieve a coverage ratio of 1:1. For the Consolidated Ratio of Earnings to Fixed Charges, TSFG must generate additional earnings of $274.2 million for the six months ended June 30, 2009, $237.5 million for the six months ended June 30, 2008, and $636.3 million for the year ended December 31, 2008 to achieve a coverage ratio of 1:1.

For purposes of computing TSFG’s ratio of earnings to fixed charges associated with “Including interest on deposits”, earnings are equal to pre-tax income from continuing operations with the following items added back: (1) interest costs expensed and (2) one-third of rents (the proportion deemed representative of the interest factor), net of income from subleases. Fixed charges are equal to the sum of (1) interest costs, both expensed and capitalized, and (2) one-third of rents (the proportion deemed representative of the interest factor), net of income from subleases.

For purposes of computing TSFG’s ratio of earnings to fixed charges associated with “Excluding interest on deposits”, earnings are equal to pre-tax income from continuing operations with the following items added back: (1) interest costs expensed less interest on deposits and (2) one-third of rents (the proportion deemed representative of the interest factor), net of income from subleases. Fixed charges are equal to the sum of (1) interest costs, both expensed and capitalized, less interest on deposits and (2) one-third of rents (the proportion deemed representative of the interest factor), net of income from subleases.
Pro Forma Financial Data
     The following summary unaudited pro forma consolidated financial data for the year ended December 31, 2008 and the six months ended June 30, 2009 is being presented to show the effect on our statement of operations data, other financial data and balance sheet data of:
•	In the case of the unaudited pro forma consolidated financial data for the fiscal year ended December 31, 2008 (1) the issuance of preferred stock and warrants in the Capital Purchase Program; (2) the consummation of our public offering of 75 million shares of our Common Stock at a price of $1 per share (completed on June 24, 2009) and the subsequent exercise of the underwriters’ over-allotment option to purchase an additional 10 million shares of our Common Stock at the same price (completed on July 21, 2009), resulting in net proceeds before expenses of $80,325,000 in the aggregate, (3) the conversion of 94,500 shares of our Series 2008 Preferred Stock into the same number of shares of our Series 2009 Preferred Stock (which was completed on June 24, 2009), (4) the anticipated Conversion of 94,500 shares of our Series 2009 Preferred Stock into an aggregate of approximately 23,988,425 shares of common stock (which will automatically occur on the business day following receipt of the Shareholder Approval as described under “Summary – Recent Developments – Capital Plan”) and (5) the consummation of this Offer to Exchange assuming the acceptance of all outstanding shares of Preferred Stock at an Exchange Ratio equal to 222.925 (which is equivalent to the sum of (i) 153.846 shares of common stock and (ii) the number of shares of common stock equal to $131.25 divided by $1.90 per share (the closing price of the Company’s common stock on August 14, 2009)), resulting in 21,295,143 shares of Common Stock to be issued in connection with this Offer to Exchange

•	In the case of the unaudited pro forma consolidated financial data for the six months ended June 30, 2009, (1) the exercise of the underwriters’ over-allotment option to purchase an additional 10 million shares of our Common Stock at $1 per share in connection with our recent public offering (completed on July 21, 2009), (2) the anticipated Conversion of 94,500 shares of our Series 2009 Preferred Stock into an aggregate of approximately 23,988,425 shares of common stock (which will automatically occur on the business day following receipt of the shareholder approval as described under “Summary – Recent Developments – Capital Plan”) and (3) the consummation of this Offer to Exchange assuming the acceptance of all outstanding shares of Preferred Stock at an Exchange Ratio equal to 222.925 (which is equivalent to the sum of (i) 153.846 shares of common stock and (ii) the number of shares of common stock equal to $131.25 divided by $1.90 per share (the closing price of the Company’s common stock on August 14, 2009)), resulting in 21,295,143 shares of Common Stock to be issued in connection with this Offer to Exchange.
     The income statement data give effect to the aforementioned adjustments as applicable as if they occurred on January 1, 2008. The balance sheet data give effect to the aforementioned adjustments as applicable as if they occurred on June 30, 2009.
THE SOUTH FINANCIAL GROUP, INC.
PRO FORMA FINANCIAL DATA
(dollars and shares (except per share data) in thousands) (unaudited)

	Six Months Ended		Year Ended
	June 30, 2009		December 31, 2008
	Historical	Pro Forma	Historical	Pro Forma
Earnings Summary
Net income (loss)	$(164,079)	$(164,011)	$(547,118)	$(532,837)
Preferred stock dividends	(15,814)	(8,675)	(21,261)	(21,303)
Deemed dividend on accretion of preferred stock discount	(1,701)	(1,701)	(243)	(3,454)
Deemed dividend on conversion of preferred stock	(20,461)	—	—	(26,524)
Amounts allocated to participating security holders	(241)	(1)	—	—
Net income (loss) available to common shareholders	(202,296)	(174,388)	(568,622)	(584,118)
Earnings per common share—basic	(2.34)	(1.23)	(7.77)	(2.87)
Earnings per common share—diluted	(2.34)	(1.23)	(7.77)	(2.87)
Average common shares outstanding:
Basic	86,629	141,913	73,137	203,421
Diluted	86,629	141,913	73,137	203,421

	June 30, 2009
	Historical	Pro Forma
Balance Sheet Data
Total assets	$12,588,231	$12,586,231
Customer deposits	7,332,880	7,332,880
Brokered deposits	2,055,772	2,046,322
Total deposits	9,388,652	9,379,202
Short-term borrowings	343,154	343,154
Long-term borrowings	1,126,435	1,126,435
Preferred stock	519,406	329,380
Common equity	989,847	1,187,323
Shareholders’ equity	1,509,253	1,516,703
Common shares outstanding	160,248	215,532
Book value per common share	9.42	7.04

THE EXCHANGE OFFER
Purpose and Effects of the Exchange Offer
     We are making the Exchange Offer because we believe that the Exchange Offer, if completed, will improve our capital structure by reducing our future Preferred Stock dividend obligations, increasing the common equity component of our capital position and increasing our Tier 1 common equity and ratio of tangible common equity to tangible assets. See “Summary – Recent Developments – Capital Plan.”
Terms of the Exchange Offer
     We are offering to exchange a number of shares of common stock at an Exchange Ratio equal to (i) 153.846 shares of common stock plus (ii) a number of shares of common stock equal to $131.25 divided by the Volume Weighted Average Price of the shares of our common stock for each validly tendered and accepted share of Preferred Stock upon the terms and subject to the conditions set forth in this Offer to Exchange and in the related letter of transmittal (including, if the Exchange Offer is extended or amended, the terms and additions of any such extension or amendment).
     The number of shares of common stock to be exchanged for each share of Preferred Stock, which we refer to as the “Exchange Ratio,” will be fixed by 4:30 p.m., New York City time on the second trading day immediately preceding the Expiration Date, which we refer to as the “Pricing Date,” on the basis of the pricing formula set forth herein, and will be announced prior to 9:00 a.m., New York City time, on the next trading day (currently expected to be September 17, 2009, unless the Expiration Date is extended), which we refer to as the “Announcement Date.” The press release announcing the Exchange Ratio will also be filed as an exhibit to an amendment to the Schedule TO that we have filed with the Securities and Exchange Commission relating to the Exchange Offer.
     Any shares of Preferred Stock tendered but not accepted and any untendered shares of Preferred Stock shall remain outstanding upon completion of the Exchange Offer. Shares of Preferred Stock accepted in the Exchange Offer will be retired and cancelled.
Exchange Ratio
     The Exchange Ratio will be calculated on the Pricing Date, as the sum of:
•	153.846 shares of common stock; plus

•	a number of shares of common stock equal to $131.25 divided by the Volume Weighted Average Price, subject to a maximum Exchange Ratio of 241.346 shares of common stock per share of Preferred Stock. The Exchange Ratio will be rounded to the nearest third decimal place.
     For purposes of these calculations, “Volume Weighted Average Price” means the arithmetic mean of the daily volume-weighted average price of our common stock for each trading day in the fifth consecutive trading day period ending on and including the Pricing Date. The daily volume-weighted average price shall equal the daily volume-weighted average price for our common stock on the Nasdaq in respect of the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading at the Nasdaq) and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading at the Nasdaq), as displayed under the heading Bloomberg VWAP on Bloomberg Page TSFG <equity>VWAP (or its equivalent successor page if such page is not available) or, if such volume-weighted average price is unavailable, the market price of one of our shares of common stock on such trading day determined, using a volume-weighted average method, by a nationally recognized investment banking firm retained by us for that purpose. The Volume Weighted Average Price will be rounded to the nearest whole cent.
     Security holders may obtain information on the daily volume-weighted average prices and closing prices with respect to our shares of common stock and indicative exchange ratios throughout the Pricing Period by calling the information agent at the toll-free number set forth on the back cover of this Offer to Exchange. In addition, on each business day during the period to be taken into account for purposes of determining the Volume Weighted Average Price, our information agent will provide callers with a representative purchase price with respect to the Exchange Offer, calculated as if such period ended on the preceding business day.
     For purposes of illustration, the table below indicates the Exchange Ratio (and fixed and variable components thereof) that would be calculated on the basis of the formula described above with respect to each share of Preferred Stock and assuming a range of Volume Weighted Average Prices as indicated in the left-hand column. The actual Volume Weighted Average Price may be higher or lower than the assumed Volume Weighted Average Prices below. The actual Exchange Ratio will be subject to the maximum values described above.

Assumed Weighted	Variable Component of	Fixed Component of
Average Price	Exchange Ratio	Exchange Ratio	Total Exchange Ratio
$1.50	87.500	153.846	241.346
1.60	82.031	153.846	235.877
1.70	77.206	153.846	231.052
1.80	72.917	153.846	226.763
1.90	69.079	153.846	222.925
2.00	65.625	153.846	219.471
2.10	62.500	153.846	216.346
2.20	59.659	153.846	213.505
2.30	57.065	153.846	210.911
2.40	54.688	153.846	208.534
2.50	52.500	153.846	206.346
2.60	50.481	153.846	204.327
2.70	48.611	153.846	202.457
2.80	46.875	153.846	200.721
2.90	45.259	153.846	199.105
3.00	43.750	153.846	197.596
Expiration Date
     The term “Expiration Date” means 5:00 p.m., New York City time, on September 18, 2009. However, if we extend the period of time for which the Exchange Offer remains open, the term “Expiration Date” of this Exchange Offer means the latest time and date to which the Exchange Offer is so extended.
Fractional Shares
     We will not issue any fractional shares of common stock in the Exchange Offer. In lieu of fractional shares otherwise issuable (calculated on an aggregate basis for each holder), holders participating in the Exchange Offer will be entitled to receive an amount of cash equal to the fraction of a share multiplied by the closing price per share of our common stock on the last business day immediately preceding the Expiration Date of the Exchange Offer.
Conditions to the Exchange Offer
     Notwithstanding any other provision of this Offer to Exchange to the contrary, we will not be required to accept for exchange shares of Preferred Stock tendered pursuant to the Exchange Offer and may terminate or extend the Exchange Offer if any condition to the Exchange Offer is not satisfied. We may also, subject to Rule 13e-4(f) and Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer, postpone the acceptance for exchange of shares of Preferred Stock validly tendered and not withdrawn prior to the Expiration Date of the Exchange Offer, if any one of the following conditions has occurred, and the occurrence thereof has not been waived by us in our reasonable discretion:

•	the shareholder approval to amend our Amended and Restated Articles of Incorporation to increase the number of shares of common stock authorized thereunder from 200,000,000 to 325,000,000 shall not have been obtained;

•	there shall have been instituted, threatened or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Exchange Offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the Exchange Offer or materially impair the contemplated benefits to us of the Exchange Offer;

•	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer or materially impair the contemplated benefits to us of the Exchange Offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

•	there shall have occurred or be likely to occur any event or condition affecting our or our affiliates’ business or financial affairs and our subsidiaries that, in our reasonable judgment, either (a) is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), income, assets, liabilities or prospects, (b) would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer or make it inadvisable to do so, including based on our pro forma capital structure, or (c) would materially impair the contemplated benefits of the Exchange Offer to us or be material to holders in deciding whether to accept the Exchange Offer;

•	there shall have occurred:
o	any general suspension of, or limitation on prices for, trading in securities in United States securities or financial markets;

o	any material adverse change in the price of our common stock in United States securities or financial markets;

o	a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States;

o	any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions; or

o	a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens.

     These conditions to the Exchange Offer are for our sole benefit and we may assert them in our reasonable discretion or waive them, in whole or in part, in our reasonable discretion on or before the Expiration Date of the Exchange Offer, whether or not any other condition of the Exchange Offer also is waived and regardless of the circumstances giving rise to the failure of any such condition. We have not made a decision regarding the circumstances that would lead us to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Notwithstanding the foregoing, we will not intentionally take any action or fail to take any action to cause any of the foregoing conditions to occur. Any determination by us concerning the events described in this section will be final and binding upon all persons; provided, however, that our determination may be challenged in a court of competent jurisdiction.

Extension, Delay in Acceptance, Amendment or Termination
     We expressly reserve the right to extend the Exchange Offer for such period or periods as we may determine in our sole discretion from time to time by giving oral, confirmed in writing, or written notice to the Exchange Agent and by making a public announcement by press release prior to 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date of the Exchange Offer. During any extension of the Exchange Offer, all shares of Preferred Stock previously tendered and not accepted for purchase will remain subject to the Exchange Offer and may, subject to the terms of the Exchange Offer, be accepted for exchange by us.
     TSFG has the right to terminate or withdraw, in its reasonable judgment, the offer, if our conditions to the offer are not met by the Expiration Date. We also expressly reserve the right, in our reasonable judgment, at any time or from time to time, subject to and in accordance with applicable law, to:
•	delay the acceptance for exchange of shares of Preferred Stock; or

•	waive any condition or otherwise amend the terms of the Exchange Offer in any respect prior to the expiration of the Exchange Offer, by giving oral, confirmed in writing, or written notice of such waiver or amendment to the Exchange Agent.
     Other than an extension of the Exchange Offer, we are not aware of any circumstance that would cause us to delay acceptance of any validly tendered shares of Preferred Stock.
     If we make a material change in the terms of the Exchange Offer or the information concerning the Exchange Offer, or waive a material condition of the Exchange Offer, we will promptly disseminate disclosure regarding the changes to the Exchange Offer and extend the Exchange Offer, if required by law, to ensure that the Exchange Offer remains open a minimum of five business days from the date we disseminate disclosure regarding the changes.
     If we make a change in the number of shares of Preferred Stock sought or the amount of consideration offered in the exchange, we will promptly disseminate disclosure regarding the changes and extend the Exchange Offer, if required by law, to ensure that the Exchange Offer remains open a minimum of ten business days from the date we disseminate disclosure regarding the changes.
     Any waiver, amendment or modification will apply to all shares of Preferred Stock tendered, regardless of when or in what order such shares of Preferred Stock were tendered. Any extension, amendment or termination will be followed promptly by public announcement thereof, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date of the Exchange Offer.
     Except as set forth above or as otherwise required by law, without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.
     We expressly reserve the right, in our reasonable discretion, to terminate the Exchange Offer if any of the conditions set forth above in the first paragraph under “—Conditions to the Exchange Offer” shall have occurred. Any such termination will be followed promptly by a public announcement of such termination. In addition, if we terminate the Exchange Offer, we will give immediate notice thereof to the Exchange Agent. If the Exchange Offer is terminated, withdrawn or otherwise not completed, the consideration will not be paid or become payable to you, even if you have validly tendered your shares of Preferred Stock in connection with the Exchange Offer, and any shares of Preferred Stock you have tendered that we have not accepted for exchange will be returned promptly to you.

Procedures for Tendering Shares of Preferred Stock
General
     In order to participate in the offer, you must validly tender your Preferred Stock to the Exchange Agent as described below. It is your responsibility to validly tender your Preferred Stock. We have provided guaranteed delivery procedures in conjunction with the offer. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your tender.
Tendering of Preferred Stock Through DTC
     Preferred Stock in book-entry form must be tendered through DTC. DTC participants must electronically transmit their acceptance of the offer through DTC’s Automated Tender Offer Program (“ATOP”), for which the transaction will be eligible. In accordance with ATOP procedures, DTC will then verify the acceptance of the offer and send an agent’s message to the Exchange Agent for its acceptance. An “agent’s message” is a message transmitted by DTC, received by the Exchange Agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgement from you that you have received this Offer to Exchange and accompanying letter of transmittal and agree to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against you.
Tendering of Preferred Stock Held in Physical Form
     If you hold Preferred Stock in physical, certificated form, in order to participate in the offer, you may deposit such Preferred Stock into DTC or may surrender your physical certificate with the attached letter of transmittal. If you need assistance doing so, please contact the Information Agent whose address and telephone numbers are located on the back cover page of this Offer to Exchange.
     If a holder desires to tender shares of Preferred Stock in the Exchange Offer through DTC and the procedures for book-entry transfer cannot be completed on a timely basis before the Expiration Date, the holder’s tender may still be effected if all the following conditions are met:
•	the tender is made by or through DTC;

•	a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by the Company attached as Annex A to the Form of Letter of Transmittal, is received by the Exchange Agent, as provided below, before the Expiration Date; and

•	a book-entry confirmation together with an agent’s message are received by the Exchange Agent within three trading days after the date of execution of the notice of guaranteed delivery.
     The notice of guaranteed delivery may be transmitted by facsimile transmission, mail or a message transmitted through electronic means in accordance with the usual procedures of DTC and the Exchange Agent; provided, however, that if the notice is sent by DTC through electronic means, it must state that DTC has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice to the Exchange Agent and must include a guarantee by DTC in the form set forth in such notice of guaranteed delivery made available by the Company.
Effect of Letter of Transmittal
     Subject to, and effective upon, the acceptance for exchange of Preferred Stock tendered thereby, by executing and delivering a letter of transmittal, or being deemed to have done so as part of your electronic submission of your tender through DTC, you (i) irrevocably tender, sell, assign and transfer to or upon our order all right, title and interest in and to all the Preferred Stock tendered thereby and (ii) irrevocably appoint the Exchange Agent as your true and lawful agent and attorney-in-fact (with full knowledge that the Exchange Agent also acts as our agent with respect to the tendered Preferred Stock), with full power coupled with an interest, to:

•	deliver certificates representing the Preferred Stock, and/or transfer ownership of the Preferred Stock on the account books maintained by DTC, together with all accompanying evidences of transfer and authenticity, to or upon our order;

•	present the Preferred Stock for transfer on the relevant security register;

•	receive all benefits or otherwise exercise all rights of beneficial ownership of the Preferred Stock, all in accordance with the terms of the offer; and

•	deliver, in book-entry form, the shares of common stock issuable upon acceptance of Preferred Stock tendered, together with any Preferred Stock not accepted in the Exchange Offer, to the designated DTC account.
Determination of Validity
     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tendered Preferred Stock pursuant to any of the procedures described above, and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders of any Preferred Stock determined by us not to be in proper form, or if the acceptance of, or exchange of, such Preferred Stock may, in the opinion of our counsel, be unlawful. We also reserve the right to waive any conditions to the offer that we are legally permitted to waive.
     Your tender will not be deemed to have been validly made until all defects or irregularities in your tender have been cured or waived. None of us, the Exchange Agent, the Information Agent and any other person or entity is under any duty to give notification of any defects or irregularities in any tender or withdrawal of any Preferred Stock or will incur any liability for failure to give any such notification. Please send all materials to the Exchange Agent and not to us or the Information Agent.
Withdrawal of Tenders
     You may validly withdraw Preferred Stock that you tender at any time prior to the Expiration Date of the offer, which is 5:00 p.m., New York City time, on September 18, 2009, unless we extend the Expiration Date. In addition, if not previously returned, you may withdraw any shares of Preferred Stock that you tender that are not accepted by us for exchange after the expiration of 40 business days from the commencement of the offer. You may also validly withdraw Preferred Stock that you tender if the offer is terminated without any Preferred Stock being accepted or as required by applicable law. If such a termination occurs, the Preferred Stock will be returned to the tendering holder promptly after termination in compliance with Rule 14e-1(c) and 13e-4(f) under the Exchange Act.
     A holder who validly withdraws previously tendered Preferred Stock prior to the Expiration Date and does not validly re-tender Preferred Stock prior to the Expiration Date will not receive the offer consideration. A holder of Preferred Stock who validly withdraws previously tendered Preferred Stock prior to the Expiration Date and validly re-tenders Preferred Stock prior to the Expiration Date will receive the offer consideration.
     If you have tendered Preferred Stock, you may withdraw the Preferred Stock by delivering a written notice of withdrawal, subject to the limitations described herein, prior to the Expiration Date or, if your Preferred Stock are not previously accepted by us for exchange, after the expiration of 40 business days after the commencement of the offer. To be effective, a written or facsimile transmission notice of withdrawal of a tender or a properly transmitted request via DTC must:
•	be received by the Exchange Agent at one of the addresses specified on the back cover of this Offer to Exchange prior to the Expiration Date (or, if your Preferred Stock are not previously accepted by us for exchange, after the expiration of 40 business days after the commencement of the offer);

•	specify the name of the holder of the Preferred Stock to be withdrawn;

•	contain the description of the Preferred Stock to be withdrawn, the certificate numbers shown on the particular certificates representing such Preferred Stock (or, in the case of Preferred Stock tendered by book-entry transfer, the number of the account at the DTC from which the Preferred Stock were tendered) and the number of Preferred Stock; and

•	be (1) signed by the holder of the Preferred Stock in the same manner as the original signature on the letter of transmittal or be accompanied by documents of transfer sufficient to have the holder register the transfer of the Preferred Stock into the name of the person withdrawing the Preferred Stock or (2) submitted through the DTC ATOP system under the same name and participant number as listed in the original tender, as applicable.
     If the Preferred Stock to be withdrawn has been delivered or otherwise identified to the Exchange Agent, a signed notice of withdrawal is effective immediately upon receipt by the Exchange Agent of written or facsimile transmission of the notice of withdrawal (or receipt of a request via DTC) even if physical release is not yet effected. A withdrawal of Preferred Stock can only be accomplished in accordance with the foregoing procedures. You bear the risk of untimely withdrawal of your Preferred Stock. You must allow sufficient time for completion of the necessary DTC procedures before the Expiration Date.
     We will have the right, which may be waived, to reject a defective tender of Preferred Stock as invalid and ineffective. If we waive our rights to reject a defective tender of Preferred Stock, subject to the other terms and conditions set forth in this Offer to Exchange and accompanying letter of transmittal, you will be entitled to the offer consideration.
     If you withdraw Preferred Stock, you will have the right to re-tender them prior to the Expiration Date in accordance with the procedures described above for tendering outstanding Preferred Stock. If we amend or modify the terms of the offer or the information concerning the offer in a manner determined by us to constitute a material change to the offer, we will disseminate additional offer materials and if, at the time notice of any such amendment or modification is first published, sent or given to holders of Preferred Stock, the offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the offer will be extended until no sooner than the expiration of such ten business day period. An extension of the Expiration Date will not affect a holder’s withdrawal rights, unless otherwise provided or as required by applicable law.
Acceptance; Exchange of Shares of Preferred Stock
     If the conditions to the offer are satisfied, or if we waive all of the conditions that have not been satisfied, we will accept tendered Preferred Stock at the Expiration Date and after we receive validly completed and duly executed letters of transmittal or agent’s messages (as defined in “—Procedures for Tendering Shares of Preferred Stock—Tendering of Preferred Stock Through DTC” above) with respect to any and all of the Preferred Stock validly tendered and not withdrawn for exchange at such time, by notifying the Exchange Agent of our acceptance. The notice may be oral if we promptly confirm it in writing.
     On the settlement date, if the offer is consummated, the offer consideration will be issued in exchange for Preferred Stock validly tendered and not withdrawn in the offer.
     We expressly reserve the right, in our reasonable judgment, to delay acceptance for exchange of Preferred Stock validly tendered and not withdrawn under the offer (subject to Rule 13e-4(f) and Rule 14e-1(c) under the Exchange Act, which require that we issue the offered consideration or return the Preferred Stock deposited thereunder promptly after termination or withdrawal of the offer), or to terminate the offer and not accept for exchange any Preferred Stock not previously accepted, (i) if any of the conditions to the offer shall not have been satisfied or validly waived by us, or (ii) in order to comply in whole or in part with any applicable law. Notwithstanding the foregoing, a condition related to any required regulatory approval may not be waived by us and compliance with applicable laws does not necessarily constitute a regulatory approval. In all cases, the offer consideration for Preferred Stock validly tendered and not withdrawn pursuant to the offer will be made only after timely receipt by the Exchange Agent of (1) certificates representing the Preferred Stock, or timely confirmation of a book-entry transfer (a “book-entry confirmation”) of the Preferred Stock into the Exchange Agent’s account at DTC, (2) the properly completed and duly executed letter of transmittal (or a facsimile thereof) or an agent’s message in lieu thereof and (3) any other documents required by the letter of transmittal.
     For purposes of the offer, we will be deemed to have accepted for exchange validly tendered (and not validly withdrawn) Preferred Stock as provided herein when, and if, we give oral or written notice to the Exchange Agent of our acceptance of the Preferred Stock for exchange pursuant to the offer. In all cases, the exchange of Preferred Stock pursuant to the offer will be made by deposit of the offer consideration with the Exchange Agent, which will act as your agent for the purposes of receiving offer consideration from us, and delivering offer consideration to you. On and after the settlement date, the tendering holders whose Preferred Stock have been exchanged by us will cease to be entitled to receive dividends (on a non-cumulative basis) on such Preferred Stock. Such tendering holders will receive the applicable consideration for the Preferred Stock accepted for exchange. Also, as soon as practicable after the settlement date, the Exchange Agent will return to any holder of Preferred Stock who partially tendered Preferred Stock a certificate for the portion of the Preferred Stock that was not tendered by (1) mailing all such non-tendered Preferred Stock by first-class mail unless such Preferred Stock represents more than $250,000, in which case they will be mailed by registered mail and, in the case of returned Preferred Stock, insured separately for their replacement value or (2) in the case of Preferred Stock tendered through DTC, crediting the account maintained with DTC from which the tendered Preferred Stock was delivered.
     If, for any reason whatsoever, acceptance for exchange of any Preferred Stock validly tendered and not withdrawn pursuant to the offer is delayed (whether before or after our acceptance for exchange of the Preferred Stock) or we extend the offer or are unable to accept for exchange the Preferred Stock validly tendered and not withdrawn pursuant to the offer, then, without prejudice to our rights set forth herein, we may instruct the Exchange Agent to retain validly tendered Preferred Stock and those Preferred Stock may not be withdrawn, subject to the circumstances described in “—Withdrawal of Tenders” above.
     Under no circumstances will any interest be payable because of any delay in the transmission of funds to you with respect to accepted Preferred Stock or otherwise.
     We will pay all fees and expenses of the Exchange Agent and the Information Agent in connection with the offer. See “—Exchange Agent” and “—Information Agent.”
Return of Unaccepted Shares of Preferred Stock
     If we do not accept any shares of Preferred Stock tendered for exchange pursuant to the Exchange Offer for any reason, the Exchange Agent will, without expense and promptly after expiration or termination of the Exchange Offer, return such shares of Preferred Stock, or if applicable, credit such shares of Preferred Stock to the account maintained at DTC from which the tendered shares of Preferred Stock were delivered.
Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions
     Legal and Other Limitations. TSFG is not aware of any jurisdiction, except as provided in the section entitled “Notice to Investors,” where the making of the offer or its acceptance would not be legal. If TSFG learns of any jurisdiction where making the offer or its acceptance would not be permitted, TSFG intends to make a good-faith effort to comply with the relevant law in order to enable the offer and acceptance to be permitted. If, after such good-faith effort, TSFG cannot comply with such law, TSFG will determine whether the offer will be made to and whether tenders will be accepted from or on behalf of persons who are holders of shares of Preferred Stock residing in the jurisdiction.
     Certain Matters Relating to Non-U.S. Jurisdictions. TSFG has mailed this document to its Preferred Stock holders to the extent required by U.S. law, including to Preferred Stock holders located outside the United States. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offer made to the general public. TSFG has not taken any action under those non-U.S. regulations to facilitate a public Offer to Exchange the Preferred Stock outside the United States. Therefore, the ability of any non-U.S.

person to tender Preferred Stock in the offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the offer without the need for TSFG to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.
     Non-U.S. shareholders should consult their advisors in considering whether they may participate in the offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the Preferred Stock that may apply in their home countries. None of TSFG, the Information Agent or the Exchange Agent can provide any assurance about whether such limitations may exist.
Exchange Agent
     Registrar & Transfer Company has been appointed as the Exchange Agent for the Exchange Offer. We have agreed to pay the Exchange Agent a reasonable and customary fee for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses. All required documents should be sent or delivered to the Exchange Agent at the address set forth on the back cover of this Offer to Exchange.
Information Agent
     The Altman Group has been appointed as the Information Agent for the Exchange Offer. We have agreed to pay the Information Agent a reasonable and customary fee for its services and will reimburse the Information Agent for its reasonable out-of-pocket expenses. Any questions and requests for assistance, or requests for additional copies of this Offer to Exchange or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the Information Agent at the address set forth on the back cover of this Offer to Exchange.
Financial Advisor
     We have retained Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as our exclusive financial advisor in connection with the Exchange Offer. We are paying Morgan Stanley customary fees for its services and have agreed to indemnify it for certain liabilities. Morgan Stanley’s compensation is in no way contingent on the results or success of the Exchange Offer. Morgan Stanley has not been retained to, and will not, solicit acceptances of the Exchange Offer or make any recommendations with respect thereto.
Solicitation
     The Exchange Offer is being made by us in reliance on the exemption from the registration requirements of the Securities Act, afforded by Section 3(a)(9) thereof. We, therefore, will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of shares of Preferred Stock. We have not retained any dealer, manager or other agent to solicit tenders with respect to the Exchange Offer. The Exchange Agent will mail solicitation materials on our behalf.
     In connection with the Exchange Offer, our directors, officers and regular employees and those of our respective affiliates may solicit tenders by use of the mails, personally or by telephone, facsimile, telegram, electronic communication or other similar methods. Members of our board of directors, our officers and regular employees will not be specifically compensated for these services.
Fees and Expenses
     We will bear the fees and expenses of soliciting tenders for the Exchange Offer. We are making the principal solicitation by mail and overnight courier. However, where permitted by applicable law, additional solicitations may be made by facsimile, telephone or in person by officers and regular employees of ours and those of our affiliates. We will also pay the Exchange Agent and the Information Agent reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses. We will indemnify each of the Exchange Agent and the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.
Transfer Taxes
     Holders who tender their shares of Preferred Stock for exchange generally should not be obligated to pay any transfer taxes. If, however, transfer taxes do apply to the Exchange Offer, then the amount of any transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.
No Appraisal Rights
     No appraisal or dissenters’ rights are available to holders of shares of Preferred Stock under applicable law in connection with the Exchange Offer.
Accounting Treatment
     As consideration for the exchange of the shares of Preferred Stock, we will issue shares of our common stock. We will record as a decrease to surplus equal to the fair value of the fees and expenses incurred by us in connection with the Exchange Offer, which we estimate will be approximately $2 million. The excess of the fair value of our common shares exchanged over the fair value of common shares issuable pursuant to the original conversion terms, which we estimate to be approximately $12.5 million, will be subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share.
Subsequent Repurchases of Shares of Preferred Stock
     Whether or not the Exchange Offer is consummated, we or our affiliates may from time to time, subject to applicable law, acquire shares of Preferred Stock, other than pursuant to the Exchange Offer, through open market purchases, privately negotiated transactions, tender offers, Exchange Offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the Exchange Ratio to be paid pursuant to the Exchange Offer and could be for cash and/or other consideration. However, Exchange Act Rules 14e-5 and 13e-4 generally prohibit us and our affiliates from purchasing any Preferred Stock other than pursuant to the Exchange Offer until 10 business days after the Expiration Date, although there are some exceptions. Future repurchases, if any, will depend on many factors, including market conditions and the conditions of our business. The repurchase of additional shares of Preferred Stock may be subject to approval of our regulators.

COMPARISON OF RIGHTS BETWEEN THE PREFERRED STOCK AND OUR COMMON STOCK
     The following describes the material differences between the rights of holders of the shares of Preferred Stock and holders of shares of our common stock. While we believe that the description covers the material differences between the shares of Preferred Stock and our common stock, this summary may not contain all of the information that is important to you. You should carefully read this entire Offer to Exchange and the other documents we refer to for a more complete understanding of the differences between being a holder of shares of Preferred Stock and a holder of shares of our common stock.
     The table below highlights significant terms of the Preferred Stock and our common stock.

Terms of the Securities	Preferred Stock	Common Stock
Dividends	Quarterly, when and if declared by our board of directors in the amounts specified in the applicable Certificate of Designations	Ratable, when and if declared by our board of directors in the amounts determined by our board of directors, subject to the restrictions described below

Distributions	In preference to our common stock and any other junior capital stock	After Preferred Stock and other senior securities

Priority of Ranking	Senior to our common stock and any other junior capital stock	Junior to Preferred Stock and other senior securities

Conversion Rights	Mandatorily convertible into shares of our common stock on May 1, 2011 based on a conversion price of $6.50 per share of common stock; optionally convertible at any time prior to May 1, 2011	None

Voting Rights	Entitled to vote, on an as converted basis	Entitled to vote

Redemption at Our Option	No	No

Redemption at Holder’s Option	No	No

Listing	None	Yes
     To the extent that the Preferred Stock and our common stock differ materially, we have summarized below the ways in which the rights or terms of the Preferred Stock, and our common stock differ. To the extent that the Preferred Stock and our common stock do not differ, we have not provided any additional information with respect to such rights or terms. For a description of the terms of our common stock, see “Description of Our Common Stock.”
Governing Document
     As a holder of Preferred Stock, your rights are currently set forth in, and you may enforce your rights under, our Amended and Restated Articles of Incorporation, including the applicable certificate of designations with respect to each series of the Preferred Stock. After completion of the Exchange Offer, holders of shares of our common stock will have their rights set forth in, and may enforce their rights under, the 1976 Code of Laws of South Carolina (the “South Carolina Code”) and our Amended and Restated Articles of Incorporation.

Dividends
     Holders of Preferred Stock are entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, quarterly dividends, as described in the section of this Offer to Exchange entitled “Description of the Preferred Stock—Dividends.” Holders of shares of our common stock are entitled to receive ratable dividends as declared by our board of directors from time to time at its sole discretion, out of funds legally available for such purpose. Dividend payments to holders of common stock, if declared by our board of directors, will not be made until all required dividend payments are made to the holders of our outstanding preferred stock, including the Preferred Stock.
     Prior to December 5, 2011, unless we have redeemed the Series T Preferred Stock issued to the Treasury Department or the Treasury Department has transferred the Series T Preferred Stock to a third party, the consent of the Treasury Department will be required for us to (1) declare or pay any dividend or make any distribution on our common stock (other than regular quarterly cash dividends of not more than $0.01 per share of common stock) or (2) redeem, purchase or acquire any shares of our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Purchase Agreement. In addition, our ability to declare or pay dividends or repurchase our common stock or other equity or capital securities will be subject to restrictions if we fail to declare and pay (or set aside for payment) full dividends on the Series T Preferred Stock.
     In addition, as long as there is still Preferred Stock outstanding, the following restrictions apply: if at anytime prior to May 1, 2010 we increase the quarterly cash dividends on our common stock above $0.05 per share, the dividend rate on the Preferred Stock will be increased by the same percentage that common stock dividends were increased above $0.05 per share. If at any time from May 1, 2010 through May 1, 2011, we increase the quarterly cash dividends on our common stock above the greater of (i) $0.05 per share and (ii) the per share dividend amount in effect on May 1, 2010 (such greater amount being the “Dividend Threshold”), holders of Preferred Stock will be entitled to a cash distribution per share of Preferred Stock (in addition to the Preferred Stock dividend payment at the rate in effect as of May 1, 2010) equal to (x) the amount by which the quarterly common stock cash dividend per share exceeds the Dividend Threshold multiplied by (y) the number of shares of common stock into which each share of Preferred Stock could then be converted (without regard to any cut-back in conversion rights). In addition, the Company’s ability to declare or pay dividends or repurchase its common stock or other equity or capital securities will be subject to restrictions in the event that it fails to declare and pay (or set aside for payment) full dividends on the Preferred Stock.
Liquidation Preference
     In the event of our winding-up or dissolution, each holder of Preferred Stock is entitled to receive and be paid out of our assets available for distribution to our shareholders, before any payment or distribution is made to holders of junior stock, including our common stock, a liquidation preference in the amount of $1,000 per share of Preferred Stock, plus accrued and unpaid dividends. In addition, the Preferred Stock ranks senior to the common stock, and at parity with the Series T Preferred Stock, with respect to the payment of any dividends.
Ranking
     In the event of our liquidation, dissolution or winding up, our common stock would rank below all outstanding preferred stock, including the Preferred Stock. As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of preferred stock, including the Preferred Stock, have been satisfied.
Conversion Price
     Each share of Preferred Stock is convertible into approximately 153.846 shares of our common stock, based on a conversion price of $6.50 per share of common stock, subject to adjustment.

Conversion
     Each share of Preferred Stock is mandatorily convertible into shares of our common stock on May 1, 2011. Holders may, at their option, at any time, convert their shares of Preferred Stock into shares of common stock based on the conversion price of $6.50 per share of common stock. Holders of Preferred Stock who exercise the optional conversion right will have the right to receive declared and unpaid dividends on the Preferred Stock as of the conversion date, to the extent we are legally permitted to pay such dividends at such time.
Listing
     The Preferred Stock is not listed on any national securities exchange. Our common stock is listed on the Nasdaq Global Select Market under the symbol “TSFG.” We will submit a supplemental listing application to the Nasdaq Global Select Market requesting that the shares of our common stock to be issued in the Exchange Offer be approved for listing on the Nasdaq Global Select Market.
Voting Rights
     Except when entitled to vote as a separate class, the holders of the Preferred Stock are entitled to vote their Preferred Stock on an as converted basis with our common stock as a single class.
     The affirmative consent of holders of at least 66 2/3% of the outstanding Preferred Stock (voting as a separate class) is required (1) for the issuance of any class or series of stock ranking senior to the Preferred Stock as to dividend rights or rights upon liquidation, winding-up or dissolution and for amendments to our Amended and Restated Articles of Incorporation that would alter the rights of holders of the Preferred Stock in a manner materially adverse to the holders, (2) to approve any liquidation or dissolution of the company or any merger or consolidation of the Company with or into any other entity unless (i) the Company is the surviving entity in such merger or consolidation and the Preferred Stock remains outstanding or (ii) the Company is not the surviving entity in such merger or consolidation but the Preferred Stock is not changed in such merger or consolidation into anything other than a class or series of preferred stock of the surviving or resulting entity, or the entity controlling such entity, having such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Preferred Stock, taken as a whole, or (3) for any acquisition announced by the Company prior to November 2009 of another financial institution where the aggregate amount of any cash consideration together with the value of any stock consideration (based on the pre-announcement stock price) paid by the Company for the equity securities of such other institution exceeds $30 million (other than any acquisition of a distressed financial institution where the institution is acquired from or with the affirmative assistance of a bank regulator).
     Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, other than matters solely affecting any series of preference securities.
DESCRIPTION OF OUR COMMON STOCK
     Set forth below is a description of the material terms of our common stock. However, this description is not complete and is qualified by reference to our Amended and Restated Articles of Incorporation (including our certificates of designation) and bylaws, which are incorporated herein by reference and are available from us upon request. These documents have also been filed with the SEC. Please read “Where You Can Find More Information.”
General
     TSFG has 200,000,000 shares of common stock authorized, of which 170,434,029 shares were outstanding as of August 17, 2009. The holders of the TSFG common stock are entitled to dividends when, as and if declared by the board of directors in their discretion out of funds legally available therefor. TSFG’s principal source of funds is dividends from its subsidiaries. TSFG’s subsidiaries are subject to certain legal restrictions on the amount of dividends they are permitted to pay. All outstanding shares of TSFG common stock are fully paid and non-

assessable. Shares of our common stock offered by this Offer to Exchange will be fully paid and non-assessable. No holder of TSFG common stock has any redemption or sinking fund privileges, any preemptive or other rights to subscribe for any other shares or securities, or any conversion rights. In the event of liquidation, the holders of TSFG common stock are entitled to receive pro rata any assets distributable to shareholders related to the shares held by them, subject to the rights of any senior stock that may be issued in the future. Holders of the TSFG common stock are entitled to one vote per share.
     We are holding a special meeting of shareholders to seek approval of an amendment to our Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock from 200,000,000 million to 325,000,000.
Certain Matters Relevant to Common Stock
     Classification of Board of Directors. The board of directors is currently divided into three classes of directors, with directors of each class being elected for staggered three-year terms. However, this staggered board structure is being phased out, and will be eliminated by the 2011 Annual Meeting of Shareholders.
     Limitation of Director Liability. The members of the board of directors of TSFG are exempt under TSFG’s Amended and Restated Articles of Incorporation from personal monetary liability to the extent permitted by Section 33-2-102(e) of the South Carolina Code. This statutory provision provides that a director of the corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director:
•	for any breach of the director’s duty of loyalty to the corporation or its shareholders,

•	for acts or omissions not in good faith or which involved gross negligence, intentional misconduct, or a knowing violation of law,

•	imposed under Section 33-8-330 of the South Carolina Code (improper distribution to shareholder), or

•	for any transaction from which the director derived an improper personal benefit.

     Evaluation of Proposed Business Combinations. TSFG’s Amended and Restated Articles of Incorporation provide that the board of directors, when evaluating any proposed business combination with TSFG, shall give due consideration to all relevant factors, including without limitation, the social, legal, environmental and economic effects on the employees, customers, suppliers and other constituencies of TSFG, and on its subsidiaries, the communities and geographical areas in which TSFG and its subsidiaries operate or are located, and on any of the businesses and properties of TSFG or any of its subsidiaries, as well as such other factors as the directors deem relevant. TSFG’s board of directors may consider not only the consideration being offered in relation to the then current market price for TSFG’s outstanding shares, but also in relation to the then current value of TSFG in a freely-negotiated transaction and in relation to the board of directors’ estimate of the future value of TSFG (including the unrealized value of its properties and assets) as an independent going concern.
     Voting For Directors. TSFG’s Amended and Restated Articles of Incorporation provide that shareholders may not cumulate votes for the election of directors.
     Control Share Acquisition/Business Combination Statutes. The South Carolina Code has business combination and control share acquisition statutes which may serve to impede takeovers not favored by management. Generally, the business combination statutes prohibit certain South Carolina corporations, including those that have a class of voting securities registered with the Securities and Exchange Commission, from engaging in a “business combination” with an “interested shareholder” for a period of two years after the date of the transaction in which the person became an interested shareholder unless prior to the date of the business combination, the transaction is approved by a majority of disinterested members of the board of directors of the corporation. In addition, the statutes prohibit such corporations from engaging in a “business combination” with an “interested shareholder” unless (i) the transaction is approved by the board of directors before the interested shareholder’s share acquisition date or the purchase of shares made by the interested shareholder on the share acquisition date was approved by the board of directors; (ii) the transaction is approved by the holders of a majority of the outstanding shares of the corporation not beneficially owned by the interested shareholder or any of its affiliates or associates; or (iii) the transaction meets certain criteria specified in the South Carolina Code relating to the consideration for the transaction. A “business combination” includes a merger, asset sale, and other transactions resulting in a financial benefit to the shareholder. An “interested shareholder” is a person who, directly or indirectly, owns 10% or more of the corporation’s voting stock or an affiliate or associate of the corporation who owns, or at any time during the previous two years owned, 10% or more of the corporation’s voting stock. A South Carolina corporation may “opt out” from the application of these South Carolina Code provisions through a provision in its Amended and Restated Articles of Incorporation or by-laws. TSFG has not “opted out” from the application of these provisions.
     The South Carolina Code also provides that upon the acquisition by a person of certain threshold percentages of stock (20%, 33% and 50%), a shareholders’ meeting must be held in order to determine whether or not to confer voting rights upon such acquiring person’s shares. The affirmative vote of holders of a majority of all of the outstanding stock of the corporation (excluding shares held by the acquiring person, company officers and company employees who are also directors of the corporation) is required to confer voting rights upon such acquiring person’s shares.
     Listing. The outstanding shares of our common stock are quoted on the Nasdaq Global Select Market under the symbol “TSFG.” The transfer agent for our common stock is Registrar and Transfer Company.
     For more information on matters relevant to our common shareholders see the section entitled “Dividend Policy” above.
DESCRIPTION OF THE PREFERRED STOCK
     The following is a brief description of the terms of the Preferred Stock. This description does not purport to be complete and is subject to and qualified in its entirety by reference to the Company’s Amended and Restated Articles of Incorporation, including any amendments thereto with respect to the Preferred Stock, and to applicable South Carolina statutory law, and where this description is inconsistent with the description of the Preferred Stock in the Amended and Restated Articles of Incorporation, or any amendment thereto, the Amended and Restated Articles of Incorporation or any amendments thereto will control. Copies of our Amended and Restated Articles of Incorporation may be obtained from us upon request at the address set forth under “Where You Can Find More Information.” As used in this section, the terms “us,” “we” or “our” refer to The South Financial Group, Inc. and not any of its subsidiaries.

General	Our Amended and Restated Articles of Incorporation authorize the issuance of 10,000,000 preferred shares with no par value. The Preferred Stock constitutes four series of our preferred shares, consisting of 250,000 shares in aggregate (of which 95,526 are currently outstanding) with no par value and a liquidation preference $1,000 per share.

Dividends	We pay dividends on the Preferred Stock at a rate per annum equal to 10.00%. If the mandatory conversion of the Preferred Stock is not effected on the Mandatory Conversion Date (as defined below), the dividends on the Preferred Stock will immediately thereafter increase by an additional 5.00% per annum, and will further increase every six months thereafter by an additional 0.50% per annum until the date on which the mandatory conversion is effected (subject to a maximum increase of 7.00% per annum). If the quarterly cash dividends on our common stock are increased at any time during the two years following May 8, 2008 above $0.05 per share, the dividend rate on the Preferred Stock will be increased by the same percentage that common stock dividends were increased above $0.05 per share. If at any time from the second anniversary of May 8, 2008 through the date on which the mandatory conversion is effected, the quarterly cash dividends on the common stock are increased above the greater of (i) $0.05 per share and (ii) the per share dividend amount in effect on such second anniversary (such greater amount being the “Dividend Threshold”), holders of Preferred Stock will be entitled to a cash distribution per share of Preferred Stock (in addition to the Preferred Stock dividend payment at the rate in effect as of the second anniversary of May 8, 2008 (the “Closing Date”)) equal to (x) the amount by which the quarterly common stock cash dividend per share exceeds the Dividend Threshold multiplied by (y) the number of shares of common stock into which each share of Preferred Stock could then be converted (without regard to any cut-back in conversion rights).

To the extent that we are legally permitted to pay dividends and our board of directors declares a dividend payable, we will pay non-cumulative dividends in cash on each Dividend Payment Date (as defined below).

Dividends on the Preferred Stock are not cumulative. Accordingly, if for any reason our board of directors does not declare a dividend on the Preferred Stock for a Dividend Period (as defined below) prior to the related Dividend Payment Date, that dividend will not accrue, and we have no obligation to pay a dividend for that Dividend Period on the Dividend Payment Date or at any time in the future, whether or not our board of directors declares a dividend on the Preferred Stock or any other series of our preferred stock or common stock for any future Dividend Period. Quarterly dividend periods (each, a “Dividend Period”) commence on each Dividend Payment Date (other than the initial Dividend Period, which shall commence on the date of original issue of the Preferred Stock) and shall end on and exclude the next succeeding Dividend Payment Date (provided in the case of a liquidation, the applicable Dividend Period shall end on and exclude the date of our voluntary or involuntary liquidation, dissolution or winding up, as the case may be).

So long as shares of the Preferred Stock are outstanding, we may not (1) declare or pay dividends or make distributions on junior securities, including common stock, or redeem, repurchase or acquire, or make a liquidation payment with respect to, stock ranking junior to the Preferred Stock, including common stock or (2) redeem, purchase, acquire or make a liquidation payment with respect to, or pay or make available monies for a sinking fund for the redemption of any Parity Stock (as defined below) (other than pursuant to pro rata offers to purchase all or a pro rata portion of the Preferred Stock and such Parity Stock), unless full dividends on all outstanding shares of the Preferred Stock have been paid or declared and set aside for payment (with customary exceptions for dividends or distributions paid in equity, redemptions or purchases of any rights pursuant to a shareholder rights plan or by conversion or exchange for other Junior Stock (as defined below), purchases by us or our affiliates as a broker, dealer, advisor, fiduciary, trustee or comparable capacity in connection with transactions effected by or for the account of our customers and acquisitions of common stock in respect of exercises of employee equity awards and any related tax withholding).

When dividends are not paid in full (or declared and a sum sufficient for such full payment is not so set apart) for any Dividend Period on the Preferred Stock and any stock ranking on parity with the Preferred Stock (“Parity Stock”), dividends declared on the Preferred Stock and Parity Stock (whether cumulative or non-cumulative) shall only be declared pro rata so that the amount of dividends declared per share on the Preferred Stock and such Parity Stock will in all cases bear to each other the same ratio that accrued dividends per share on the shares of Preferred Stock (but without, in the case of the Preferred Stock and any other non-cumulative preferred stock, accumulation of unpaid dividends for prior Dividend Periods) and such Parity Stock bear to each other.

Dividend Payment Dates	Prior to and including May 1, 2011 (the “Mandatory Conversion Date”), dividends on the Preferred Stock will be payable quarterly in arrears on each February 1, May 1, August 1 and November 1 (each, a “Dividend Payment Date”), beginning on August 1, 2008.

Redemption	The Preferred Stock is not redeemable by us at any time.

Conversion Price	Each share of Preferred Stock is convertible into approximately 153.846 shares of our common stock, based on a conversion price of $6.50 per share of common stock (the “Conversion Price”).

Optional Conversion	Holders may, at their option, convert their shares of Preferred Stock into shares of common stock based on the Conversion Price. Holders of Preferred Stock who exercise the optional conversion right will have the right to receive declared and unpaid dividends on the Preferred Stock prior to conversion, to the extent we are legally permitted to pay such dividends at such time.

Mandatory Conversion	Each share of Preferred Stock is mandatorily convertible into shares of our common stock on the Mandatory Conversion Date.

On or after the date that is two years following the receipt by us of shareholder approval (the “First Call Date”), which date was July 18, 2008, the Preferred Stock is also automatically convertible, if, for a period of 20 consecutive trading days, the closing price of our common stock has been at least $21.00 per share (subject to anti-dilution adjustment).

Holders of Preferred Stock will have the right to receive any dividends declared and due on the Mandatory Conversion Date, to the extent we are legally permitted to pay such dividends at such time.

For the purposes of this Offer to Exchange, “business day” shall mean any day other than a Saturday, Sunday or a day on which banks in New York or South Carolina are authorized by law or executive order to be closed.

Anti-dilution Adjustments	The Conversion Price will be subject to adjustment from time to time under certain circumstances. The formula for determining the Conversion Price (and thus the number of shares of common stock to be delivered upon conversion) may be adjusted in the event of stock dividends or distributions in shares of common stock or subdivisions, splits and combinations of our common stock.

Notice Provision	In the event (1) we declare a dividend (or any other distribution) on our common stock; (2) we authorize the granting to the holders of all or substantially all of our common stock of rights, options or warrants to subscribe for or purchase any share of any class or any other rights, options or warrants; (3) of any reclassification or reorganization of our common stock (other than a subdivision or combination of our outstanding common stock, or a change in par value, or from par value to no par value, or from no par value to par value), or of any consolidation or merger to which we are a party and for which approval of any of our shareholders is required, or of the sale or transfer of all or substantially all of our assets; (4) of a tender offer or Exchange Offer made by us or any of our subsidiaries for any portion of our common stock; or (5) of our voluntary or involuntary dissolution, liquidation or winding up, we will, in each case, send or cause to be sent, by first-class mail, postage prepaid, to each holder of Preferred Stock, as promptly as possible but in any event at least 10 days prior to the applicable date hereinafter specified, a written notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution or rights, options or warrants, or, if a record is not to be taken, the date as of which the holders of common stock of record to be entitled to such dividend, distribution or rights, options or warrants are to be determined, or (y) the date on which such reclassification, consolidation, merger, sale, transfer, tender offer, Exchange Offer, dissolution, liquidation or winding up is expected to become effective or occur, and the date as of which it is expected that holders of common stock of record shall be entitled to exchange their common stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, tender offer, Exchange Offer, transfer, dissolution, liquidation or winding up.

Reorganization Event	In the event of:
•	any consolidation or merger of us with or into another person in each case pursuant to which the common stock will be converted into cash, securities or other property of the Company or another person;

•	any sale, transfer, lease or conveyance to another person of all or substantially all of the consolidated assets of the Company and its subsidiaries, taken as a whole, in each case pursuant to which the common stock will be converted into cash, securities or other property;

•	any reclassification of the common stock into securities, including securities other than our common stock; or

•	any statutory exchange of the Company’s securities for those of another person (other than in connection with a merger or acquisition),

each of which is referred to as a “reorganization event,” each share of the Preferred Stock outstanding immediately prior to such reorganization event will, without the consent of holders, become convertible into the types and amounts of securities, cash, and other property that is or was receivable in such reorganization event by a holder of the number of shares of common stock into which such share of Preferred Stock was convertible immediately prior to such reorganization event in exchange for such shares of common stock. In addition, the shares of Preferred Stock will be immediately convertible, notwithstanding any limitations on conversion described in the Certificate of Designation of the Preferred Stock (the “Certificate of Designation”), if such reorganization event is also a Make-whole Acquisition (described below) in which we are not the surviving entity in such transaction.

Make-whole upon Certain Transactions	In the event of a Make-whole Acquisition, the make-whole payment due in respect of each share of Preferred Stock converted in (or within 20 days following) the transaction shall equal the sum of the present values of all scheduled dividend payments on the Preferred Stock from the date of the Make-whole Acquisition to and including the Mandatory Conversion Date (or the First Call Date, if the value of the consideration paid in the Make-whole Acquisition is greater than $21.00 per share of common stock, subject to adjustment), discounted from the applicable Dividend Payment Dates to the date of the Make-whole Acquisition, in each case on a quarterly basis, at a discount rate equal to the Treasury Rate (as defined under the Certificate of Designation) applicable to the immediately preceding Dividend Period, plus a spread equal to 0.50%, plus in each case accrued and unpaid dividends through the date of the Make-whole Acquisition.

Make-whole Acquisitions would include any of the transactions referenced in the first, second and fourth bullets points under “Reorganization Event” above, unless the transaction is one in which the persons that beneficially owned directly or indirectly, voting shares of the Company immediately prior to such transaction beneficially own, directly or indirectly, voting shares representing a majority of the total voting power of all outstanding classes of voting shares of the continuing or surviving person, or its ultimate parent company, immediately after the transaction.

Voting Rights	Except when entitled to vote as a separate class, the holders of the Preferred Stock are entitled to vote their Preferred Stock on an as converted basis with our common stock as a single class.

The affirmative consent of holders of at least 66 2/3% of the outstanding Preferred Stock (voting as a separate class) will be required (1) for the issuance of any class or series of stock ranking senior to the Preferred Stock as to dividend rights or rights upon liquidation, winding-up or dissolution and for amendments to our Amended and Restated Articles of Incorporation that would alter the rights of holders of the Preferred Stock in a manner materially adverse to the holders, (2) to approve any liquidation or dissolution of the company or any merger or consolidation of the Company with or into any other entity unless (i) the Company is the surviving entity in such merger or consolidation and the Preferred Stock remains outstanding or (ii) the Company is not the surviving entity in such merger or consolidation but the Preferred Stock is not changed in such merger or consolidation into anything other than a class or series of preferred stock of the surviving or resulting entity, or the entity controlling such entity, having such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Preferred Stock, taken as a whole, or (3) for any acquisition announced by the Company during the first 18 months following the Closing Date of another financial institution where the aggregate amount of any cash consideration together with the value of any stock consideration (based on the pre-announcement stock price) paid by the Company for the equity securities of such other institution exceeds $30 million (other than any acquisition of a distressed financial institution where the institution is acquired from or with the affirmative assistance of a bank regulator).

Ranking	The Preferred Stock will rank upon our liquidation, winding-up or dissolution:
•	senior to our common stock (including, if applicable and to the fullest extent permitted by law, any preferred stock purchase or similar rights issued with respect thereto pursuant to a shareholder rights plan), and each other class or series of our equity securities, whether currently issued or issued in the future, that does not by its terms rank pari passu or senior to the Preferred Stock with respect to payment of dividends or rights upon our liquidation, dissolution or winding up of our affairs (all of such equity securities, including our common stock, and options, warrants or rights to subscribe for or purchase shares of our common stock or such other equity securities, are collectively referred to herein as the “Junior Stock”);

•	on a parity with each other class or series of our equity securities, whether currently issued or issued in the future, that by its terms ranks pari passu with the Preferred Stock with respect to payment of dividends or rights upon our liquidation, dissolution or winding up of our affairs (all of such equity securities are collectively referred to herein as the “Parity Stock”); and

•	junior to each other class or series of our equity securities, whether currently issued or issued in the future, that by its terms ranks senior to the Preferred Stock with respect to payment of dividends or rights upon our liquidation, dissolution or winding up of our affairs.

The Series 2008D-V, Series 2008D-NV, Series 2008ND-V and Series 2008ND-NV Preferred Stock and the perpetual preferred stock issued pursuant to the Capital Purchase Program rank in parity to one another.

The Preferred Stock ranks junior in payment to our trust preferred securities and to all obligations of our subsidiaries, including our REIT preferred securities.

INTERESTS OF DIRECTORS AND OFFICERS
     The Preferred Stock was initially sold pursuant to an exemption provided by Section 4(2) of the Securities Act and certain rules and regulations promulgated under that section. Certain directors and officers of TSFG participated in that private placement. The Series 2008D-V and the Series 2008D-NV were offered to our directors and officers and have the same rights and preferences as the Series 2008ND-V and the Series 2008ND-NV, respectively. Set forth below is a list of the directors and officers who hold shares of Preferred Stock subject to the Offer to Exchange as of August 20, 2009. The number of shares beneficially owned by each person is determined according to the rules of the SEC, and the information is not necessarily indicative of ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. As a consequence, several persons may be deemed to be the “beneficial owners” of the same shares. The Exchange Ratio was set by an independent committee of directors (the “Pricing Committee”). None of the directors on the Pricing Committee own any shares of Preferred Stock or are otherwise participating in the Offer to Exchange. The directors and officers listed below have informed us that some or all of them may tender some or all of their shares of Preferred Stock, provided that their receipt of TSFG common stock in the Exchange Offer is in compliance with Nasdaq Marketplace Rule 5635(c) as it relates to issuances of common stock at a price less than market value to directors and officers. The description of the Purchase Agreement by and between the Company and certain institutional investors and certain members of the board of directors of the Company in connection with the private placement of the Preferred Stock contained in the Company’s Current Report on Form 8-K filed May 2, 2008 is incorporated herein by reference.

	Preferred Stock
	Beneficially Owned by Each
Shareholders	Person	% Ownership(2)
William P. Brant, Director	60	0.06%
J.W. Davis, Director, Executive Vice President	100	0.10%
H. Lynn Harton, Director, President & CEO	85	0.09%
M. Dexter Hagy, Director	500	0.52%
William S. Hummers III, Director	250	0.26%
Challis M. Lowe, Director	75	0.08%
Darla D. Moore, Director	1,000	1.05%
Jon W. Pritchett, Director	2,000	2.09%
H. Earle Russell, Jr., Director	50	0.05%
William R. Timmons III, Director	5,090 (1)	5.33%

(1)	Includes 3,650 shares held by Canal Insurance Company, a corporation of which Mr. Timmons is a principal; 1,000 shares held by Central Investments, L.P., a limited partnership for which Mr. Timmons holds investment authority; and 249 shares held through the TSFG Director and Executive Deferred Compensation Plan.

(2)	The percentage ownership of Preferred Stock in the “% Ownership” column is calculated based on 95,526 shares of our Preferred Stock outstanding as of August 17, 2009.
REGULATORY CONSIDERATIONS
     As a bank holding company under the Bank Holding Company Act of 1956, we are regulated, supervised, and examined by the Federal Reserve. For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and specific information relevant to us, please refer to our Annual Report on Form 10-K for the year ended December 31, 2008, Quarterly Reports on Form 10-Q and any subsequent reports that we file with the SEC, which are incorporated by reference in this Offer to Exchange. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. As a result of this regulatory framework, our earnings are affected by actions of the federal and state bank regulatory agencies that regulate us and our banking subsidiaries, and the SEC, which regulates the activities of certain subsidiaries engaged in the securities business.

     The holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available. As a legal entity separate and distinct from its subsidiaries, we depend on the payment of dividends from our subsidiaries for our revenues. Current federal law prohibits, except under certain circumstances and with prior regulatory approval, an insured depository institution from paying dividends or making any other capital distribution if, after making the payment or distribution, the institution would be considered “undercapitalized,” as that term is defined in applicable regulations. South Carolina banking regulations restrict the amount of dividends that the subsidiary bank can pay to us, and may require prior approval before declaration and payment of any excess dividend. For a discussion of our current dividend policy, see “Dividend Policy.”
     Depository institutions, like our bank subsidiary, are also affected by various federal laws, including those relating to consumer protection and similar matters. We also have other financial services subsidiaries regulated, supervised, and examined by the Federal Reserve, as well as other relevant state and federal regulatory agencies and self-regulatory organizations. Our non-bank subsidiaries will be subject to other laws and regulations of the federal government or the various states in which they are authorized to do business.
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
     The following is a general discussion of certain anticipated U.S. federal income tax considerations relating to the Exchange Offer and to the ownership and disposition of the common stock for holders who acquire such stock in the exchange. This discussion is based on U.S. federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (and proposed Treasury Regulations) promulgated under the Code (collectively, the “Regulations”), administrative rulings and judicial authority, all as in effect as of the date of this document. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of participating in the exchange and of owning and disposing of common stock as described in this discussion. No assurance can be given that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax results described in this discussion, and no ruling from the IRS has been, or is expected to be, sought with respect to the U.S. federal tax consequences of this Exchange Offer or the ownership and disposition of the common stock.
     This discussion addresses only the tax considerations that are relevant to holders that hold Preferred Stock, and that will hold common stock, as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the tax consequences that may be relevant to a particular holder. In particular, it does not address the U.S. federal estate and gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of participating in the Exchange Offer or of owning or disposing of common stock. Additionally, this discussion does not address any of the tax consequences to holders that will be subject to special tax treatment with respect to their participation in the Exchange Offer or their ownership or disposition of the common stock, including banks or other financial institutions, thrift institutions, real estate investment trusts, partnerships or other pass through entities for U.S. federal income tax purposes, personal holding companies, tax-exempt organizations, insurance companies, persons who hold the Preferred Stock or will hold the common stock in a “straddle” or as part of a “hedging,” “conversion” or “constructive sale” transaction, persons whose “functional currency” is not the U.S. dollar, certain former citizens or residents of the U.S., brokers, traders or dealers in securities or currencies, traders in securities that have elected the mark-to-market method of accounting for their securities or persons who own or are deemed to own 5% or more of the total voting power or the total value of our stock. This discussion assumes that the Company will continue to declare and pay dividends on the Preferred Stock in accordance with past practice. Further, this discussion does not address the U.S. federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that participates in the Exchange Offer.
     For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Preferred Stock or common stock that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;

•	a corporation, or other business entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States, or the District of Columbia;

•	an estate, if its income is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons (within the meaning of the Code) have the authority to control all of its substantial decisions, or (2) the trust has a valid election in effect under applicable Regulations to be treated as a U.S. person.
     For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Preferred Stock or common stock that is neither a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) nor a U.S. Holder. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds Preferred Stock and participates in the exchange, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding Preferred Stock that participate in the exchange are encouraged to consult their tax advisors.
WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PARTICIPATING IN THE EXCHANGE OFFER.
Consequences to Participating U.S. Holders
     Participation in the Exchange Offer
     The exchange of Preferred Stock for common stock pursuant to the Exchange Offer is intended to qualify as a recapitalization within the meaning of Section 368(a)(1)(E) of the Code. Assuming the exchange so qualifies, the following U.S. federal income tax consequences will generally result from the transaction:
•	No gain or loss will be recognized on the exchange (except as described below with respect to cash received in lieu of fractional shares).

•	Your holding period for the common stock received in the exchange will include the holding period of the Preferred Stock exchanged for the common stock.

•	Your initial tax basis of the common stock received in the exchange (including a fractional share deemed received and sold as described below) will be equal to the adjusted tax basis of the Preferred Stock exchanged.

•	If you receive cash in lieu of a fractional share of common stock, you will generally be treated as having received the fractional share of common stock pursuant to the exchange and then as having sold that fractional share of common stock for cash. A holder of Preferred Stock who receives cash in lieu of a fractional share of common stock will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the holder’s adjusted tax basis allocable to such fractional share. Such capital gain or loss generally will be long-term capital gain or loss if you held such Preferred Stock for more than one year at the time of the exchange. Long-term capital gains of a U.S. Holder that is an individual are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
     Ownership of Common Stock
     Distributions paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) on common stock received as part of the Exchange Offer will constitute a dividend and will be includible in income by U.S. Holders when received. Under current law, such dividends paid to a U.S. Holder that is an individual should generally qualify for a special 15% tax rate on “qualified dividend income” through December 31, 2010, provided holding period and other requirements are met. Any such dividend will be eligible for the dividends received deduction if the U.S. Holder is an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction. Distributions in excess of our current or accumulated earnings and profits will be treated as a return of capital to the extent of your basis in your common stock and thereafter, as capital gain.
     Disposition of Common Stock
     Upon a disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in the common stock. Such capital gain or loss generally will be long-term capital gain or loss if your holding period in such common stock is more than one year on the date of such disposition. Long-term capital gains of a U.S. Holder that is an individual are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
     Information Reporting and Backup Withholding Tax
     Unless you are an exempt recipient, such as a corporation, the exchange of Preferred Stock for common stock pursuant to the Exchange Offer and the receipt of dividends on our common stock received as part of the exchange will be subject to information reporting and will be subject to U.S. federal backup withholding tax at a current rate of 28% if you fail to supply an accurate taxpayer identification number or otherwise fail to comply with applicable U.S. information reporting or certification requirements. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.
Consequences to Participating Non-U.S. Holders
     The following discussion applies to you if you are a Non-U.S. Holder of Preferred Stock that participates in the Exchange Offer. Special rules may apply to you and the tax consequences of participating in the Exchange Offer may be materially different than those described below if you own, or have owned during the previous five years, more than five percent of the Preferred Stock, or our common stock or are otherwise subject to special treatment under the Code. If you are or will be subject to these special rules, you are strongly encouraged to consult your own tax advisor to determine the particular U.S. federal, state and local and other tax consequences applicable to you of participating in the Exchange Offer.
     Participation in the Exchange Offer
     Subject to the discussion below under “—Disposition of Common Stock” with respect to cash received in lieu of a fractional share of common stock, as a Non-U.S. Holder you generally will not be subject to U.S. federal income tax on the exchange of Preferred Stock for common stock pursuant to the Exchange Offer.
     Ownership of Common Stock
     A Non-U.S. Holder will be subject to withholding of U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable tax treaty) with respect to any dividends paid on our common stock. To claim the benefit of a lower rate under an income tax treaty, you must properly file with us or our paying agent an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty.
     If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of yours, those dividends will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates but will not be subject to withholding tax if you provide us or our paying agent an IRS Form W-8ECI, or successor form. If you are a foreign corporation, any effectively connected dividends may be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable tax treaty.

     You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, with certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an applicable tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an IRS Form W-8ECI or successor form, as discussed above, you must also provide your taxpayer identification number.
     If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.
     Disposition of Common Stock
     As a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on the sale or other disposition of common stock unless:
•	the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable tax treaty);

•	you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

•	we have been a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes at any time during the five-year period ending on the date of the disposition. However, we do not believe that we are currently, and do not anticipate becoming, a USRPHC.
     Non-U.S. Holders that are described in the first bullet point generally will be subject to U.S. income tax on a net income basis in the same manner as a U.S. Holder, as described above under “—Consequences to Participating U.S. Holders.” Non-U.S. Holders that are described in the second bullet point generally will be subject to tax at a rate of 30% on such gain, which may be offset by U.S. source capital losses.
     Information Reporting and Backup Withholding Tax
      In general, you will not be subject to backup withholding with respect to the exchange of Preferred Stock for common stock (and cash, if any) or dividend payments that we make to you, provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us an appropriate statement certifying, under penalties of perjury, that you are not a U.S. person. In addition, you will not be subject to backup withholding with respect to the proceeds of the sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

CERTAIN ERISA CONSIDERATIONS
     The following is a summary of certain considerations associated with the exchange of the Preferred Stock for common stock and the acquisition, holding and, to the extent relevant, disposition of common stock by an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan described in Section 4975 of the Code, including an individual retirement account (“IRA”) or a

Keogh plan, a plan subject to provisions under applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the provisions of Title I of ERISA or Section 4975 of the Code (“Similar Laws”) and any entity whose underlying assets include “plan assets” by reason of any such employee benefit or retirement plan’s investment in such entity (each of which we refer to as a “Plan”).
General Fiduciary Matters
     ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan with its fiduciaries or other interested parties. In general, under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA or Section 4975(g)(3) of the Code) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code (but could be subject to similar prohibitions under Similar Laws).
     In considering an exchange of a Preferred Stock for common stock and the acquisition, holding and, to the extent relevant, disposition of common stock with a portion of the assets of a Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.
Prohibited Transaction Issues
     Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction will be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In the case of an IRA, the occurrence of a prohibited transaction could cause the IRA to lose its tax-exempt status.
     Each of TSFG, the Information Agent or Exchange Agent and certain of their affiliates may be considered a “party in interest” or a disqualified person” with respect to many ERISA plans. As a result, the acquisition and/or holding of Preferred Stock or common stock by an ERISA Plan with respect to which TSFG, the Information Agent or Exchange Agent or any of their affiliates is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the Preferred Stock or common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code each provides a limited exemption, called the “service provider exemption,” from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

     Because of the foregoing, the common stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or similar violation of any applicable Similar Laws.
Representation
     By exchanging Preferred Stock and accepting common stock, each purchaser and holder will be deemed to have represented and warranted that either (i) it is not a Plan and no portion of the assets used to acquire or hold the common stock constitutes assets of any Plan, or (ii) the exchange of Preferred Stock and the acquisition and holding of common stock will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.
     The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring the common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the common stock. The sale of any Preferred Stock or common stock by or to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports and other information with the SEC. You may read and copy these reports and other information at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents by mail from the SEC reference room at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These reports and other information are also filed by us electronically with the SEC and are available at the SEC’s website, www.sec.gov.
     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document that we filed with the SEC. The information incorporated by reference is an important part of this Offer to Exchange, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (in each case, other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations).
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009;

•	our Current Reports on Form 8-K filed on May 2, 2008, January 27, 2009, January 28, 2009, February 9, 2009, February 20, 2009, February 23, 2009, March 5, 2009, March 25, 2009, April 3, 2009, April 21, 2009, May 6, 2009, June 18, 2009, June 19, 2009, June 24, 2009, July 13, 2009, July 21, 2009, July 27, 2009 and August 20, 2009 (in each case, other than information that is furnished but deemed not to have been filed); and

•	our registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act of 1934 that contains descriptions of TSFG’s common stock and other rights, including all amendments or reports filed for the purpose of updating such description.

     Please note that the Schedule TO to which this Offer to Exchange relates does not permit forward “incorporation by reference.” If a material change occurs in the information set forth in this Offer to Exchange, we will amend the Schedule TO accordingly.
You may read and copy any document we file with the SEC at the SEC public reference room located at:
100 F Street, N.E.
Room 1580
Washington, D.C. 20549
     You may obtain a copy of any or all of the documents summarized in this Offer to Exchange or incorporated by reference in this Offer to Exchange, without charge, by request directed to us at the following address and telephone number:
The South Financial Group, Inc.
102 South Main Street
Greenville, South Carolina 29601
Attn: Brian Wildrick
Telephone: (864) 239-6459
Email: investor@thesouthgroup.com
     Pursuant to Rule 13e-4 promulgated under the Exchange Act, we have filed a statement on Schedule TO, which contains additional information with respect to the Exchange Offer. The Schedule TO, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner set forth above. We will amend the Schedule TO to disclose additional material information about us and the Exchange Offer that occurs following the date of this Offer to Exchange.
FORWARD-LOOKING STATEMENTS
     This Offer to Exchange, any accompanying supplement, and the information incorporated by reference in this Offer to Exchange contain certain forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.”
     Forward-looking statements provide management’s current expectations or predictions of future conditions, events or results. They may include projections of our revenues, income, earnings per share, capital expenditures, dividends, capital structure or other financial items, descriptions of management’s plans or objectives for future operations, products or services, or descriptions of assumptions underlying or relating to the foregoing. They are not guarantees of future performance. By their nature, forward-looking statements are subject to risks and uncertainties. These statements speak only as of the date they were made. Management does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements were made except as required by federal securities law.
     There are a number of significant factors which could cause actual conditions, events or results to differ materially from those described in the forward-looking statements, many of which are beyond management’s control or its ability to accurately forecast or predict. Factors that might cause our future performance to vary from that described in our forward-looking statements include market, credit, operational, regulatory, strategic, liquidity, capital and economic factors as described under “Risk Factors” in our periodic reports filed with the SEC, including, without limitation:
•	ability to effectuate the Capital Plan;

•	significant changes in, or additions to, banking laws or regulations, including, without limitation, as a result of EESA, TARP, including the Capital Purchase Program of the U.S. Treasury, and related executive compensation requirements;

•	any potential participation in one or more governmental capital programs such as the CAP;

•	additional losses in our loan portfolio and ability to mitigate credit issues in our loan portfolio;

•	continuation or worsening of current recessionary conditions, as well as continued turmoil in the financial markets;

•	continued volatility and deterioration of the capital and credit markets;

•	ability to maintain required capital levels and adequate sources of funding and liquidity;

•	deposit growth, change in the mix or type of deposit products, and cost of deposits;

•	loss of deposits due to perceived capital weakness or otherwise;

•	rating agency action such as a ratings downgrade;

•	continued weakness in the real estate market, including the markets for commercial and residential real estate, which may affect, among other things, the level of nonperforming assets, charge-offs and provision expense;

•	continued weakness or further deterioration in the residential real estate markets in South Carolina, western North Carolina, and larger markets in Florida, in which our loans are concentrated;

•	risks inherent in making loans, including repayment risks and changes in the value of collateral, and our ability to manage such risks;

•	loan growth, loan sales, the adequacy of the allowance for credit losses, provision for credit losses, and the assessment of problem loans (including loans acquired via acquisition);

•	risks incurred as a result of trading, clearing, counterparty, or other relationships;

•	changes in interest rates, shape of the yield curve, deposit rates, the net interest margin, and funding sources;

•	market risk (including net interest income at risk analysis and economic value of equity risk analysis) and inflation;

•	changes in accounting policies and practices;

•	the ability of our internal controls and procedures to prevent acts intended to defraud, misappropriate assets, or circumvent applicable law or our system of controls;

•	risks associated with potential interruptions or breaches with respect to our information system;

•	the exposure of our business to hurricanes and other natural disasters;

•	ability to redeem the Series T Preferred Stock and the warrant sold to the U.S. Treasury;

•	competition in the banking industry and demand for our products and services;

•	changes in the financial performance and/or condition of the borrowers of the subsidiary bank, Carolina First Bank;

•	increases in Federal Deposit Insurance Corporation premiums due to market developments and regulatory changes;

•	level, composition, and repricing characteristics of the securities portfolio;

•	fluctuations in consumer spending;

•	increased competition in our markets;

•	income and expense projections, ability to control expenses, and expense reduction initiatives;

•	changes in the compensation, benefit, and incentive plans, including compensation accruals;

•	risks associated with income taxes, including the potential for adverse adjustments and the failure to realize deferred tax assets;

•	acquisitions, greater than expected deposit attrition or customer loss, inaccuracy of related cost savings estimates, inaccuracy of estimates of financial results, and unanticipated integration issues;

•	valuation of goodwill and intangibles and any potential future impairment;

•	significant delay or inability to execute strategic initiatives designed to grow revenues;

•	changes in management’s assessment of, and strategies for, lines of business, asset, and deposit categories;

•	changes in the evaluation of the effectiveness of our hedging strategies; and

•	changes, costs, and effects of litigation, and environmental remediation.
     In addition, other factors could adversely affect our results and this list is not a complete set of all potential risks or uncertainties. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included or incorporated by reference in this Offer to Exchange or in our periodic filings with the SEC.

     Such forward-looking statements speak only as of the date on which such statements are made and shall be deemed to be updated by any future filings made by TSFG with the SEC. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events. In addition, certain statements in future filings by TSFG with the SEC, in press releases, and in oral and written statements made by or with the approval of TSFG, which are not statements of historical fact, constitute forward-looking statements. For a more complete discussion of these risks and uncertainties, see “Risk Factors” on page 17 of this Offer to Exchange, our Annual Report on Form 10-K for the year ended December 31, 2008, particularly Part I, Item 1A, entitled “Risk Factors,” and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
     This Offer to Exchange also contains financial information determined by methods other than in accordance with generally accepted accounting principles ( “GAAP”). TSFG’s management uses these non-GAAP measures to analyze TSFG’s performance. In particular, TSFG presents certain designated net interest income amounts on a tax-equivalent basis (in accordance with common industry practice). TSFG also presents certain tax-equivalent net interest margin comparisons including the net cash settlements on certain interest rate swaps for 2005. Management believes that these presentations of tax-equivalent net interest income aid in the comparability of net interest income arising from both taxable and tax-exempt sources over the periods presented. TSFG also presents loan and deposit growth, excluding loans/deposits acquired net of dispositions. In discussing its deposits, TSFG presents “core deposits,” which are defined by TSFG as noninterest-bearing, interest-bearing checking, money market accounts, and savings accounts, and “customer deposits,” which are defined by TSFG as total deposits less brokered deposits. Wholesale borrowings include short-term and long-term borrowings and brokered deposits. These disclosures should not be viewed as a substitute for GAAP measures, and furthermore, TSFG’s non-GAAP measures may not necessarily be comparable to non-GAAP performance measures of other companies.
CERTAIN SECURITIES LAWS CONSIDERATIONS
     The issuance of common stock upon exchange of the Preferred Stock is intended to be exempt from registration pursuant to Section 3(a)(9) of the Securities Act. Section 3(a)(9) provides an exemption from registration for any security exchanged by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. When securities are exchanged for other securities of an issuer under Section 3(a)(9), the securities received in essence assume the character of the exchanged securities for purposes of the Securities Act. The Preferred Stock was initially issued on May 8, 2008 in a private placement pursuant to an exemption provided by Section 4(2) of the Securities Act and certain rules and regulations promulgated under that section. Subsequent to the initial private placement of the Preferred Stock, the Company filed and had declared effective a resale registration statement and prospectus with respect to the securities. Since all of the outstanding shares of Preferred Stock have either been held for more than one year since they were acquired from the Company or resold pursuant to a registration statement under the Securities Act, we expect that all of our shares of common stock issued in the Exchange Offer to persons who are not affiliated with us will be freely tradable under U.S. securities laws by such non-affiliates. You are urged to consult with your own legal counsel regarding the availability of a resale exemption from the registration requirements of the Securities Act.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     The financial statements of The South Financial Group, Inc. and its consolidated subsidiaries and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Offer to Exchange by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The exchange agent for the Exchange Offer is:
Registrar and Transfer Company

By Mail:	By Overnight Courier:	By Manually Signed Facsimile Transmission:
Registrar and Transfer Company	Registrar and Transfer Company	(for Eligible Institutions only)
ATTN: Reorg/Exchange Department	ATTN: Reorg/Exchange Department	(908) 497-2311
PO Box 645	10 Commerce Drive	Confirm Facsimile By Telephone:
Cranford, NJ 07016	Cranford, NJ 07016	(800) 368-5948
     Additional copies of this Offer to Exchange, the letter of transmittal or other tender offer materials may be obtained from the Information Agent or the Exchange Agent and will be furnished at our expense. Questions and requests for assistance or additional copies hereof or the letter of transmittal should be directed to the Information Agent or the Exchange Agent.
The information agent for the Exchange Offer is:
The Altman Group
Toll free: (800) 254-9280